9/28


04045105

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


Follow-Up
Materials

REGISTRANT'S NAME Grupo Minsa S.A. de C.V

*CURRENT ADDRESS

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4453 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 9/28/04

82-4453

# ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003
## PRESENTED IN ACCORDANCE WITH THE GENERAL REQUIREMENTS FOR ISSUERS OF SECURITIES AND OTHER MARKET PARTICIPANTS

12-31-03
AR/S







**Grupo Minsa, S.A. de C.V.**
**Prolongación Toltecas No. 4**
**Col. Los Reyes Ixtacala**
**Tlalnepantla, Estado de México**
**54090**

**Ticker Symbol: MINSA**



The Company's stock certificates are registered in the securities section of the National Securities Registry of Mexico and are traded on the Mexican Stock Exchange.

"The registration with the National Securities Registry of Mexico does not guarantee the accuracy of the value or the reliability of the issuer. This mention must be included in all documents of publicly-traded securities."

The capital stock of this company as of December 31, 2003, is represented by two series of shares: (i) Series "B" Class I, represents the minimum fixed capital without withdrawal rights which is composed of 65,070,925 ordinary nominative shares, not expressed in nominal value and without withdrawal rights, and Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of 62,245,124 ordinary nominative shares not expressed in nominal value and with withdrawal rights, and (ii) Series "C", which is composed of 28,325,000 shares without voting rights, representing the variable part of the Company's capital stock and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*).

The statements made in this annual report regarding the expectations, intentions, plans and considerations of the Company and its management, related to the future operations of the Company, its expansion plans, its future capital requirements and meeting its future capital requirements, including those contained or referred to in the sections titled "Management's Discussion and Analysis of the Results of the Operation and Financial Situation" and "Core Businesses", are statements regarding the future which depend upon certain events, risks and uncertainties that are beyond the Company's control. The results and actual events can differ materially from those expressed in or referred to in these declarations due to various factors including those mentioned in the context of these forecasts or in the section titled "Risk Factors".



The information contained in this Annual Report regarding market share and position in the corn market in Mexico is presented for the 12-month period ending December 31, 2003. The market share and market position information is based on our own estimates and is related to the 12-month period ending December 31, 2003. We consider our analysis and estimates to be reliable, however, they have not been verified by an independent source and we cannot guarantee its accuracy.

**PRESENTATION OF FINANCIAL INFORMATION**

The Company's consolidated audited financial statements are expressed in thousands of pesos according to the Generally Accepted Accounting Principles (GAAP) in Mexico. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of Inflationary Effects on Financial Information" and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the mandatory inflation accounting methodology for all Mexican companies reporting under Mexican GAAP. Bulletin B-10, effective since January 1, 1990, requires that all financial information be presented in constant pesos as of the date of the most recent general balance sheet (with the same purchasing power for each period indicated, taking into account inflation). In accordance with Mexican GAAP, unless otherwise stated, the financial information of all the periods of the consolidated financial statements has been expressed in constant pesos as of December 31, 2003.

As of January 1, 2000, the Company adopted the requirements of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants ("IMCP"). In accordance with this bulletin, the Company recognizes the effects of deferred taxes applying the Income Tax rate corresponding to all of the temporary differences between the accounting and fiscal balance of assets and liabilities and considers the fiscal losses due to amortization that have a high probability of being applied.

In December of 2001, the Mexican Institute of Public Accountants (IMCP) issued the new bulletin C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), the requirements of which are mandatory for the fiscal years that begin after January 1, 2003, although its early application is recommended. This C-9 replaces the requirements of the previous Bulletin C-9 "Liabilities" and C-12 "Contingencies and Commitments", and establishes, among other aspects, greater precision in concepts relative to provisions, accumulated obligations and contingent liabilities, as well as new requirements regarding the accounting of provision, the use of present value and the payment of obligations when they are done prematurely or are replaced with a new issuance.

In January of 2002, the IMCP issued the new bulletin C-8 "Tangible Assets" ("C-8") with the same terms and recommendations indicated for C-9. This C-8 substitutes the previous Bulletin C-8 "Intangibles" and establishes, among other points, that the costs for the development of a project should be capitalized if they meet certain criteria established for their recognition as assets; the pre-operating costs that are incurred after the application of this bulletin, should be registered as an expense of the period. The balance of the capitalized pre-operating costs that was not amortized according to the previous Bulletin C-8 will be amortized according to the terms established in this new bulletin. In order to reduce the balance that constitutes "goodwill amortization" in the case of acquisitions of businesses, the concepts of identifying and quantifying intangibles are applied.


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In March of 2003, the IMCP issued Bulletin C-15 "Deterioration of the value of long-term assets and their treatment" ("C-15"), the requirements of which are mandatory for the fiscal years that begin after January 1, 2004, although its early application is recommended. The C-15 establishes, among other points, new rules for the calculation and recognition of losses for the deterioration of these assets and its reversal. It also provides examples of indices for the possible deterioration of the value of long-term assets in use, tangibles and intangibles, including goodwill amortization. To calculate the loss for deterioration, the recovery value must be determined. This is defined as the higher value between net sales price of one cash generating unit and the value of its usage, which is the present value of future net cash flows, using an appropriate discount rate. The terms prior to the application of this new bulletin are to utilize future net cash flows with purchasing power as of the date of their evaluation without requiring their discounting.

Certain figures and sums presented in this document may not add up due to rounding.

The information presented below is certified in its entirety and is subject to the detailed information and the financial statements that are included in other sections of this Annual Report.


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**TABLE OF CONTENTS**




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**3) FINANCIAL INFORMATION**

a) Selected financial information
b) Financial information by business line, geographic locations and export sales
c) Report on relevant credits
d) Management discussion and analysis regarding the results of the operation and the Company's financial situation
    i) Operating results
        i.1) Volume
        i.2) Prices
        i.3) Net sales
        i.4) Cost of goods sold
        i.5) Gross profit
        i.6) Operating expenses
        i.7) Operating profit
        i.8) Comprehensive cost of financing
        i.9) Net profit
        i.10) Earnings before income tax, depreciation and amortization (EBITDA)
    ii) Financial position, liquidity and capital resources
    iii) Internal controls
e) Vital Accounting Estimates

**4) MANAGEMENT**

a) External auditors
    A.1.) Supervision of the Company
b) Transactions with related individuals and conflicts of interest
c) Management and shareholders
    c.1) Management
        c.1.1) Board of directors
        c.1.2) Management Intermediary Committees
        c.1.3) Main officers
        c.1.4) Main shareholders
d) Corporate bylaws and other agreements
    d.1) Corporate bylaws
        d.1.1) Overview and relevant changes
    d.2) Ownership rights
    d.3) Voting rights
    d.4) Cancellation of the registration of shares with the National Securities Registry ("RNVI") and Intermediaries
    d.5) Changes in the capital stock and rights of preference
    d.6) Shareholder Meetings
    d.7) Dividends
    d.8) Dissolution and liquidation
    d.9) Management Intermediary Committees
    d.10) Other agreements
    d.10.1) Contracts with Hicks Muse
e) Other corporate governance practices

**5) EQUITIES MARKET**

a) Shareholder structure
b) Share performance in the equities market


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## 6) RESPONSIBLE PARTIES

## 7) ADDENDUMS

7.1) Audited Financial Statements and Examiner's Report


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## 1) GENERAL INFORMATION

### a) Glossary of Terms and Definitions

The references made in this document to "pesos" or "$", correspond to the official currency of Mexico. The references made to "U.S. dollars", "U.S.$", "dollars", "USD$" or "U.S. dlrs." refer to the official currency of the United States of America.

Throughout this annual report, the term "ton" refers to metric tons of 1,000 kilograms (equivalent to 2,204.6 lbs.).

Throughout this annual report, unless otherwise stated, the terms "the Company" and "Minsa" refer to Grupo Minsa, S.A. de C.V. and its consolidated subsidiaries.

### b) Executive Summary

**THE COMPANY**

The Company is the second-largest producer of nixtamalized corn flour in Mexico and in the world. The Company initiated operations on October 19, 1993, after the acquisition of certain assets and liabilities of Maíz Industrializado Conasupo, S.A. de C.V. ("Miconsa"), producer of nixtamalized corn flour owned by the Mexican government and as part of the privatization of Miconsa conducted by the State. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries. Minsa owns and operates six nixtamalized corn flour production plants located in the most highly populated centers of Mexico and three others located abroad, two in the U.S. and one in Guatemala.

Nixtamalized corn flour is primarily used to produce tortillas, which are the basic food of the Mexican diet. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately U.S.$4.2 billion in 2002. Tortillas can be made using two different methods: the traditional method with nixtamal (by grinding corn) and the nixtamalized corn flour method.

The segment of the nixtamalized corn flour method, within the total tortilla market, grew significantly between 1991 and 1998, from approximately 21% of the total corn tortilla market in Mexico in 1991 to approximately 50% in December 1998 (information is based on Company estimates). Furthermore, the Company's share of the nixtamalized corn flour market grew from approximately 9% in October of 1993 to approximately 25% on December 31, 2003 (information is based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years. Although the Company estimates that the advantages presented by the corn flour method over the traditional method will drive more growth towards this segment, the future performance of this segment cannot be guaranteed.

Corn flour demand in the U.S. has risen significantly in the last few years. In order to meet the needs of its clients in the U.S., the Company put into operation a second production line in its Muleshoe, Texas plant. This highly technological production line has the capacity to meet the expected increase in demand of the North American market.


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In the past, the Mexican government exercised significant control over the nixtamalized corn industry including a support system for the price of corn and a control system for the price of tortillas. In order to compensate the producers of nixtamalized corn flour for the high corn costs it fixed, and in order to allow the purchasers of nixtamalized corn flour to sell tortillas at the price it set, the Government paid a subsidy to the producers of nixtamalized corn flour in Mexico, which enabled the Company to sell nixtamalized corn flour at a price below manufacturing cost. Although the Government continues participating indirectly in the corn market through the provision of various supports to farmers, the tortilla subsidy system was eliminated on December 31, 1998, the day on which the Government liberated the price of the tortilla, thus fixing all of the prices of the ingredients of the corn-tortilla chain to the open market. The elimination of government subsidies on tortilla prices caused a significant increase in its price, which rose, in historical terms, from an average of Ps. 0.75 per kilo in 1995 to approximately between Ps. 5.00 and Ps. 8.00 per kilo in 2003. These circumstances caused a decline in the Company's margins, which opted to maintain competitive prices in order to maintain its market share and preserve the conversion from the traditional method to the corn flour method. Although the Company estimates that the elimination of subsidies and government controls has not favored the conversion from the traditional method to the corn flour method, the long-term consequences of the elimination of controls mentioned above on the corn flour market cannot yet be quantified.

In November of 1996, the Company completed a financial transaction with the International Finance Corporation ("IFC"), which enabled the restructure of its short-term liabilities.

In 1999, PEO *(Promotora Empresarial del Occidente)* sold approximately 46% of Minsa shares that it owned to certain investment funds owned by Hicks Muse Tate and Furst (jointly "HMTF"). The shares held by PEO and HMTF were subsequently transferred to a trust in which these entities will act as both trustors and trustees. As of December 31, 2002, this trust held approximately 85.3% of the Company's shares outstanding. As part of the sales transaction that concluded with HMTF's acquisition of shares issued by the Company, these funds undertook, with PEO and other related individuals, various contracts including: (i) the Trust Agreement which has been referred to herein; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Lastly, in the context of this transaction, the Company's corporate bylaws was modified for the purpose of, among other things, eliminating restrictions on the acquisition of Company shares by foreigners and to incorporate certain special rights for minority shareholders such as the requirement of a special voting quorum for the adoption of resolutions related to certain relevant issues.

The Company's management has undertaken a coordinated effort with its creditors for the restructure of its bank debt. On April 23, 2003, the Company concluded the process of restructuring its bank loans with its creditors, Coöperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank International", Oldham Holdings, Inc, (previously Ecoban Finance Ltd), BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Comerica Bank México, S.A., Institución de Banca Múltiple and International Finance Corporation.

Two bank loan contracts were signed by Grupo Minsa and are guaranteed by its subsidiaries in Mexico, the U.S. and Guatemala.

The credits contracted in pesos for Ps. 230 million and in dollars for US$ 66.4 million, plus interest, and part of the costs and restructuring fees, capitalized in their respective currencies, will be kept in the currency in which they were obtained. The total restructured amount exceeds the equivalent of US$ 95.8 million.


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Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale and distribution of flour for dough. To implement this general business strategy, the Company is currently focused on:

(i) The development of a complete client services program;
(ii) Increasing the efficiency of its operations.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México. The person in charge of providing information is Mr. Javier Eguía Lis Navarro, Manager of Investor Relations; his phone number is: (52 55) 5722-1900.

**Summary of Consolidated Financial Information**

The following information was selected from the Company's consolidated audited financial statements. This information should be read in conjunction with the consolidated financial statements as of December 31, 2003 and is evaluated in its entirety by reference to these, as well as the related notes included in Addendum 7.1 of this annual report.

| **Financial Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Millions of Pesos as of December 31, 2003** | | | | | | | |
| | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
| Volume (Thousands of Metric Tons) | 747 | 789 | 658 | 640 | 592 | 593 | 580 |
| | | | | | | | |
| Net Sales | 3,066 | 3,141 | 2,558 | 2,238 | 2,023 | 2,039 | 2,104 |
| Operating Income | 140 | 254 | 85 | 168 | (41) | (9) | (33) |
| Net Income | 16 | (68) | (26) | (40) | (640) | (267) | (252) |
| EBITDA | 269 | 395 | 237 | 319 | 94 | 142 | 143 |
| | | | | | | | |
| Total Assets | 3,836 | 4,305 | 3,617 | 3,545 | 2,758 | 2,805 | 2,427 |
| Total Liabilities | 1,233 | 1,842 | 1,307 | 1,254 | 1,160 | 1,413 | 1,236 |
| Cost-bearing Liabilities | 967 | 1,630 | 1,035 | 1,076 | 927 | 1,037 | 1,018 |
| Shareholders' Equity | 2,612 | 2,463 | 2,310 | 2,292 | 1,598 | 1,392 | 1,191 |


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**Chart Comparing the Performance of Minsa's Series "C" Share in the Equities Market**

The following table shows the closing price of the last business day of each month indicated according to Mexican Stock Exchange reports.

| Historical Minsa Series "C" | | | | |
|---|---|---|---|---|
| Month | High | Low | Close | Volume |
| Mar-98 | 5.60 | 4.50 | 4.80 | 7,460,000 |
| Jun-98 | 5.60 | 4.53 | 4.68 | 9,930,000 |
| Sep-98 | 4.30 | 2.50 | 3.50 | 3,147,000 |
| Dec-98 | 4.30 | 2.91 | 4.30 | 9,320,000 |
| Mar-99 | 4.76 | 3.70 | 4.45 | 4,223,000 |
| Jun-99 | 4.45 | 2.80 | 2.90 | 2,402,000 |
| Sep-99 | 3.08 | 2.20 | 2.50 | 1,663,000 |
| Dec-99 | 5.08 | 2.40 | 4.90 | 3,360,000 |
| Mar-00 | 5.08 | 4.20 | 5.00 | 4,855,000 |
| Jun-00 | 5.00 | 4.49 | 4.57 | 2,186,000 |
| Sep-00 | 4.57 | 3.24 | 3.70 | 234,000 |
| Dec-00 | 3.70 | 2.95 | 2.95 | 2,000 |
| Mar-01 | 2.95 | 2.36 | 2.36 | 906,500 |
| Jun-01 | 1.84 | 1.40 | 1.40 | 54,000 |
| Sep-01 | 1.37 | 1.10 | 1.37 | 138,000 |
| Dec-01 | 1.40 | 1.30 | 1.32 | 2,312,000 |
| Mar-02 | 1.80 | 1.32 | 1.55 | 177,000 |
| Jun-02 | 1.80 | 1.55 | 1.80 | 4,632,000 |
| Sep-02 | 2.00 | 1.80 | 1.80 | 277,000 |
| Dec-02 | 1.80 | 1.80 | 1.80 | 45,000 |
| Mar-03 | 2.55 | 1.80 | 2.55 | 23,000 |
| Jun-03 | 3.00 | 2.55 | 2.95 | 11,000 |
| Sep-03 | 3.40 | 2.80 | 3.40 | 30,000 |
| Dec-03 | 3.40 | 3.26 | 3.30 | 1,200 |
| Jan-04 | 3.30 | 3.30 | 3.30 | 0 |
| Feb-04 | 3.30 | 3.00 | 3.00 | 1,400 |
| Mar-04 | 3.00 | 2.70 | 2.70 | 20,000 |
| Apr-04 | 2.70 | 2.50 | 2.50 | 42,200 |
| May-04 | 2.50 | 2.50 | 2.50 | 10,800 |

**c) Risk Factors**

The potential buyers of shares issued by Grupo Minsa should carefully evaluate all of the information contained in this document, and in particular, the following:


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**c.1) Certain Factors Related to the Company**

*Government controls on the corn and corn flour industries*

In the past, the Mexican Federal Government exercised control over the corn and nixtamalized corn flour industries, including the imposing of price supports for Mexican corn and price controls on tortillas. The imposed norms and regulations as well as the actions taken in these areas, in many cases, were subject to political and economic factors. The government actions have had and can continue to have a strong impact on the nixtamalized corn flour market, in general, and on the Company in particular. The Company cannot predict the possible effects of changes in the government's policy in this sector.

*The elimination of subsidies has generated increases in consumer prices*

Since the 1950's the authorities provided the Mexican population with a tortilla price that is lower than its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting tortillas consumers, the government was assuring food for the majority of the population.

In the past, the government subsidies were determined in the following manner:

(i) The government established the price of the tortilla below the market price.

(ii) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the production costs and the related profit margin.

(iii) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage, management and others. The IPI was used as a base to calculate the quota of the subsidy.

(iv) The producers of corn flour received additional income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938. Historically, this income came to represent nearly half of the Company's total revenue.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company, based on various criteria.

Eventually the Mexican government reduced its subsidy payments, culminating this process with the complete liberalization of the corn and tortilla market at the beginning of 1999, at which point corn and corn flour began to sell at market prices, eliminating the additional income which nixtamalized corn flour producers received up until that point. This process generated general increases in tortilla prices, which rose in historical terms from an average of Ps. 0.75 per kilo in 1995, to approximately Ps. 5.00 to Ps. 8.00 per kilo as of December 31, 2003.


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Notwithstanding the above, the increase in tortilla prices caused by the elimination of the subsidies and the elimination of official price controls has generated a significant decline in the consumption of tortillas, which dropped by approximately 7% between January 1, 1998 and December 31, 2003. Although the Company estimates that a generalized increase of this magnitude in tortilla prices is highly improbable in the future, it cannot assure that the prices of this product will remain stable since they are subject to free market conditions. Furthermore, while the Company estimates that the drop experienced in the tortilla market has reached its bottom, it cannot assume that future tortilla price increases will not have a significant effect on the total volume of the market.

### *Corn Supply*

Corn is the main raw material of the Company and represents over 75% of its variable manufacturing cost. The Company requires large volumes of corn in order to maintain its production levels. Historically the federal government and the state governments have exercised various levels of controls and influence over the price of corn in the market. Although currently the majority of these controls have disappeared and the price of corn is based on free market conditions, the Company cannot guarantee that these controls will not exist in the future nor can it say in which manner these may affect the results of the Company.

Corn imports in Mexico are subject to restrictions. Under certain circumstances, the Company requires imported corn to maintain its margins given that the price of imported corn tends to be lower than domestic corn. In order to import corn without tariffs, the Company and other companies that participate in this sector require an import quota, which is given periodically by the Secretary of the Economy. Although the provision of shares up to a certain quota is part of the NAFTA treaty, the Mexican government has provided shares in excess of the commitments of this treaty in the past. The Company cannot guarantee that the Mexican government will continue to provide said shares in the future and that the Company will obtain the government import shares required to meet its corn needs.

The financial performance of the Company depends upon the price and availability of corn since this represents 70% of its cost of goods sold and 75% of its variable manufacturing costs. The Mexican and global markets have experienced periods of oversupply and scarcity of corn, some of which have affected the Company's operating results. It isn't always possible to predict whether the scarcity or oversupply of corn will occur. In addition, future actions of the Mexican government as well as other governments could affect the price and availability of corn. Any adverse event in the markets could have a substantially adverse effect on the Company's financial position and operating results.

### *Privatization: Historical Operating Limitations*

The Company was established on October 13, 1993 upon the acquisition of certain assets, including the "Minsa" brand and certain liabilities of Miconsa, for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The price was liquidated on October 19 of that year. Therefore, the operating and financial history of the Company is limited to the period from October 19, 1993 to date. Minsa is the holding company and practically all of the operations are conducted by its subsidiaries.

Neither Miconsa nor the Mexican government indemnified the Company for potential contingent liabilities (including environmental and labor liabilities) when it acquired the assets of Miconsa.


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### *Competition*

The tortilla industry in Mexico is highly competitive and fragmented. The Company and other producers of nixtamalized corn flour compete not only with farmers that grind their own corn but also with approximately 10,000 nixtamalized corn millers. These millers are mostly very small companies that combined create the dough to produce approximately 54% of the total number of tortillas consumed in Mexico during the fiscal year ended December 31, 2003. In the nixtamalized corn flour market, the Company's main competitor is Grupo Industrial Maseca, S.A. de C.V., ("Maseca"), which according to the Company's estimates, had a market share of approximately 67% of the nixtamalized corn flour market as of December 31, 2003. The Company considers that due to the expected growth in the demand for nixtamalized corn flour, new competitors, both domestic and foreign, could penetrate the market.

### *Dependence on Key Customers*

Diconsa and DIF (entities that are supported by the Mexican government) have represented and continue to represent a significant percentage of the volume sold by the Company in previous years. However, in the last few years, Diconsa and DIF have decreased their purchases of corn flour. The sales volume to these clients is currently conducted in accordance with public bids and direct negotiation, and it is not guaranteed that these sales will continue to be generated in the future. Although, as mentioned previously, the sales to these clients continue to decline as a percentage of the Company's total sales, together representing under 8% of total sales, the loss of either as a client will have a significantly adverse effect on the Company's operations.

### *Adverse effects of the Devaluation of the Peso*

In the past, the national currency has depreciated against the dollar, on occasion abruptly and difficult to foresee. In general terms, the devaluations cause an increase in the amount of Company's debt not denominated in pesos. Secondly, the devaluations increase the interest rate, which causes increases in the nominal interest rates paid on peso-denominated credits. These factors cause an increase in the requirements to service the Company's debt.

As of December 31, 2001 the exchange rate was Ps. 11.19 per dollar, compared to Ps. 10.36 per dollar as of December 31, 2002. As of December 31, 2002, approximately 74% of the Company's debt was denominated in foreign currency. During the fiscal year ended December 31, 2003, only 17% of the Company's revenues were received in foreign currency. A devaluation of the peso could have a significant adverse effect on the Company's ability to meet its obligations.

*High Inflation Levels and High Interest Rates in Mexico could adversely affect the Company's Financial Position and Operating Results.*

In recent years, Mexico has experienced high inflation levels. The annual interest rate measured according to the National Consumer Price Index was 18.6% in 1998, 12.3% in 1999, 9.0% in 2000, 4.4% in 2001, 5.7% in 2002 and 3.98% at the end of 2003. While inflation in mexico appears to be under control, high inflation rates in Mexico could cause high interest rates, which could adversely affect the costs and thus the financial position and operating results of the Company.


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### *Majority Shareholders*

As of December 31, 2003, approximately 85.3% of the shares outstanding and approximately 99.8% of the voting shares of the Company's capital stock were held by Promotora Empresarial de Occidente, S.A. de C.V. (PEO) and certain investment funds owned by Hicks Muse Tate & Furst (HMTF) in a trust. Under the terms of this trust and the Shareholders' Agreement made between PEO, HMTF, the Company and certain related individuals, the adoption of certain resolutions and the exercise of voting rights in the shareholders' meetings regarding certain relevant topics requires the consent of PEO and HMTF, whose corporate rights are exercised in blocks by way of the trustee. Consequently, PEO and HMTF have the ability to nominate the Board members and determine the result of any measure that requires the approval of the shareholders. Should PEO and HMTF not reach an agreement regarding any of the matters identified in the Shareholders' Agreement, PEO or HMTF can initiate a process that would conclude with the sale of the trust's stake to one of the parties or to a third party.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the preferred right of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party. PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement, which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, financial conditions, the operating results and prospects of the Company.

### *Dependence on Key Personnel*

The management and operations of the Company depend to a large extent on the contributions of the members of its Board of Directors, the Chief Executive Office of Minsa, José Cacho Ribeiro, as well as several managers such as Guillermo Turincio Pimentel, the Chief Financial Officer and Antonio Hernández Caloca, Corporate Marketing Director, among others. Omitting, for whatever reason, the services of these members and directors combined, could have a significant adverse effect on the business, the financial position and the operating results or perspectives of the Company.


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## *Ecological Factors*

The Company's operations are subject to the laws and federal and state regulations for the environmental protection of Mexico. When the Company acquired some of the Miconsa assets, it did not receive any indemnities by this company or the federal government to cover any legal or civil responsibilities, which may arise from environmental contingencies.

In October of 1993, the Mexican government issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry. Currently some of the Company's plants do not meet certain environmental standards. The strict demand for these requirements to be met could cause the Company to be fined. The Company is currently in the process of meeting these standards and estimates that it will take 36 months to complete the changes necessary to meet these standards.

The Company's nixtamalized corn flour plant in Red Oak, Iowa meets the required environmental standards.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the Texas Natural Resources Conservation Commission ("TNRCC") imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

## *Genetically-Modified Corn*

In its U.S. plants, the Company processes yellow corn. In the last few years, some seed production companies have introduced genetically improved corn into the market. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. The Company has taken a series of measures to detect the potential contamination from hybrids that are not authorized for human consumption in all of its products prior to shipment. Although it is the Company's opinion that these measures are adequate to guarantee the security of its products, it is not possible to guarantee that future incidents of contamination by genetically-modified corn do not occur. Furthermore, it is impossible to quantify the impact that these future incidents of contamination can have on the financial position and results of the operation.


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### *NAFTA*

On January 12, 1994 the North American Free Trade Agreement ("NAFTA") took effect, which was designed to reduce the trade barriers between Canada, Mexico and the U.S., and thus integrate the economy of North America. The Company cannot accurately predict the effects that the adoption of NAFTA will have on its businesses, financial position or operating results in the long-term. The establishment of this treaty will facilitate the access of the Company's products in the U.S. and Canadian markets, however, in some cases it will also increase competition for its products in Mexico given that, in the same manner, trade barriers will diminish for the Company's competitors in the U.S. and Canada.

### *Additional Terrorist Acts Against the U.S.*

The terrorist attacks of September 11, 2001 impacted the economic activity of the U.S. and the rest of the world in general, including Mexico. The global economy has not fully recovered since this event and the economic weakness of developed countries persists due to diverse circumstances such as the war in Iraq. The recession that the U.S. is experiencing is the longest that has occurred since the Great Depression of the 1930s. While some U.S. economic indicators have begun to show signs of a recovery, how long these economic conditions will last remains uncertain. If additional terrorist attacks occur, it is likely that the economic conditions in the U.S. and the rest of the world will deteriorate. The Company's operating results, financial condition and business may be materially and adversely affected as a result of these potential terrorist attacks. These events may also have an adverse effect on the market value of our shares.

### *Legislative Changes*

On December 1, 2000, Vicente Fox Quesada of the National Action Party ("PAN") became president of Mexico, ending the over 70 year presidential government of the Revolutionary Institutional Party ("PRI"). Neither the PRI nor the PAN obtained the majority in the Congress or the Senate. This change in the control of the Mexican government could result in changes in the economic policy and other Mexican policies that could affect the businesses and the results of the Company.

Last year, the Federal Executive branch submitted to Congress a law that considers, among other things, the realization of certain modifications to the Value Added Tax Law. Among the changes proposed is the possibility of adding this tax to nixtamalized corn flour and tortillas. Imposing this tax could negatively impact the operating results and situation of the Company given that (i) the tax would increase the prices of tortillas to consumers, which could cause a decline in the consumption of this product; (ii) a large portion of nixtamal producers (flour substitute) operate in the informal economy, which suggests that many would avoid this tax, which would make it significantly difficult for the Company to compete with these producers.

The Company cannot foresee if these reforms proposed by the executive branch will eventually be adopted or what the definite content of those reforms will be. The Company can also not anticipate the manner in which these or other measures adopted by the new government could affect the operating results and the financial position of the Company.


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### *Price Controls*

Notwithstanding that the products manufactured by Minsa are for popular and massive consumption and furthermore some products are for basic consumption, none of these are subject to price controls by the Mexican government. The Company estimates that this type of control will not present itself in the future, however, it cannot guarantee this situation, which may have an adverse effect on the operating results of the Company.

### *Restrictions Derived From the Debt*

Some of the financial commitments of the Company contain obligations, both financial and operational that requires it to reach or maintain certain financial ratios and net capital requirements, and restrict the Company's capacity to take on additional debt, sell assets, exercise capital and execute other specific activities. The Company cannot guarantee that by accessing the financial markets it will continue to assume commitments similar to those mentioned above or that it will achieve or maintain the obligations contracted under the actual terms of the financing contracted. Failure to meet these obligations could have significantly adverse affects on the results of the Company. The Company's management has undertaken a coordinated effort with its creditors for the restructure of its bank debt. On April 23, 2003, the Company concluded the process of restructuring its bank loans with its creditors, Coöperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank International", Oldham Holdings, Inc, (previously Ecoban Finance Ltd), BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Comerica Bank México, S.A., Institución de Banca Múltiple and International Finance Corporation.

### *Current Debt Structure*

Two bank loan contracts were signed by Grupo Minsa and are guaranteed by its subsidiaries in Mexico, the U.S. and Guatemala.

The credits contracted in pesos for Ps. 230 million and in dollars for US$ 66.4 million, plus interest, and part of the costs and restructuring fees, capitalized in their respective currencies, will be kept in the currency in which they were obtained. The total restructured amount is equivalent to US$ 95.8 million.

Five (5) amortizations per year were established, which will take place on December 15 for the years 2003 through 2007.

To pay the balance, a mechanism was established to determine the cash flow in excess of meeting the Company's obligations so that every May 15th, the equivalent of 75% of the excess cash flow as of December 31st of the previous year is paid to its creditors in the amounts proportional to their share of the credit. However, if an insufficient amount of cash flow is generated, the last amortization will take place on December 15, 2007.

In order to complete the terms of the restructure contract, there is a commitment from the shareholders to increase the Company's capital by the equivalent of US$ 2 million annually, from 2003 to 2007. A capital payment of US$4.0 million was made in accordance with the contract for the restructure of banking debt, which was signed in April of 2003.

The Company currently does not foresee any difficulties in meeting its current payment obligations since the demand for its products remains at expected levels.


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### *Changes in Market Conditions*

Since the liberalization of the tortilla market in 1999, which eliminated the subsidy provided to consumers of this product in the past, the tortilla market and consequently the corn flour market have experienced a significant contraction.

To confront the internal environment in which the Company operates, significant changes have been made in its strategy and administrative structure in order to improve the Company's position in the corn flour market, to maximize and stabilize cash flow and strengthen their financial position.

The Company considers that with the strategic steps mentioned above, and the accounting adjustments that have derived from these, it is prepared to optimize its performance within the corn flour market and that its financial statements are more congruent to the actual market conditions and adequately describe the consolidated financial position. However, it cannot ensure that these actions will result in an improvement in its financial statements.

### *Dependence on One Market Segment*

The Company derives 99% of its revenues from the production, marketing and sales of nixtamalized corn flour. Therefore, the Company has a considerable dependence on one single business segment. Any circumstance that adversely affects the nixtamalized corn flour market could have an unfavorable impact on the Company's financial position and its operating results.

### d) Other Securities

The Company does not have other securities registered with the National Securities Registry ("RNVI"). In the last two (2) years, the Company has released, in a timely manner, information regarding relevant events, as well as legal and financial information that it is required to present periodically in accordance with the law.

### e) Significant changes in the Rights of Securities Registered with the RNVI

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:

(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the right to cancellation which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently amounts to Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate bylaws, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the statutes, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Governance Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.
(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote in the meeting so that shareholders are able to submit their votes for each topic during shareholder meetings that they are invited to attend.
(iii) The creation of intermediary organizations that should support the Board of Directors in its functions. Regarding this, the corporate bylaws indicate the

creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee.. Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.

(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

By virtue of the agreements adopted during the General Ordinary Shareholders' Meeting conducted on December 31, 2001, during which a minute was signed through the registration of public number 5,284 on December 31, 2001, signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of Mexico City, the Company agreed on the conversion of Series "C" shares (without voting rights) into Series "B" Class II (with voting rights). In terms of the corresponding resolutions, this conversion will be conducted voluntarily by the holders of Series "C" shares within 5 years following the publication of the corresponding conversion notices. The resolutions that precede the obtaining of the necessary authorizations and approvals for merging share classes, stipulate that if the necessary authorizations and approvals are not obtained within one (1) calendar year, they will not become effective.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 30, 2002, during which a minute was signed through the registration of public number 6,658 on June 13, 2002 signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of the City of Mexico, the Company modified its entire corporate bylaws. These changes were made in order to meet the requirements of the changes in the Securities Market Law published in the Official Gazette of Mexico on June 1, 2001. Among the most relevant changes made to the Company's corporate bylaws were changes in the management structure, particularly regarding the structure and function of Management's intermediary organizations.

**f) Allocation of Funds (when applicable)**

Does not apply

**g) Public Documents**

The Company, at the request of investors or any interested party, may obtain a copy of this document. The person in charge of providing information and who is available to assist shareholders is Mr. Javier Eguía Lis Navarro, Manager of Investor Relations; he can be reached at the Company's headquarters located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México; his phone number is: (52 55) 5722-1900 and his email is javier.eguia@grupominsa.com.mx.

To learn more about the Company, there is also a website available to all interested parties via the internet at www.minsa.com.


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## 2) *THE COMPANY*

### a) History and Development of the Issuer

Grupo Minsa, S.A. de C.V. was incorporated under the laws of Mexico on October 13, 1993 to acquire and operate certain assets of Miconsa, the nixtamalized corn flour production company owned by the Federal government. Minsa is the holding company and practically all of its operations are conducted by its subsidiaries. On October 19, 1993, the Company, through its newly formed subsidiaries, acquired certain assets of Miconsa, including five nixtamalized corn flour plants and the "Minsa" brand and assumed certain liabilities and obligations of Miconsa (including several accounts payable to suppliers, as well as labor and environmental contingencies) for a total purchase price of Ps. 431.2 million (in nominal pesos as of October 19, 1993). The plants purchased from Miconsa are located in Tlalnepantla, Mexico; Arriaga, Chiapas; Jáltipan, Veracruz; Guadalajara, Jalisco and Los Mochis, Sinaloa. Upon completing this acquisition, the Company's main shareholder was PEO, a company owned by Corporación de la Industria Alimenticia, S.A. de C.V. whose main shareholders are members of the Gómez Flores family. In October of 1999, PEO sold approximately 46.3% of its stake in the Company (equal to approximately 32.3% of the Company's shares outstanding) to HMTF. The shares of PEO and HMTF were subsequently transferred to a trust in which the five entities mentioned act as both trustors and trustees. As of December 31, 2003, this trust held approximately 85.3% of the Company's shares outstanding.

The Company made several fundamental changes in the operation of assets acquired by Miconsa. The Company operates in the private sector with the objective of optimizing profitability for its shareholders, while Miconsa was part of the Federal government, which regulated and provided subsidies for the production, consumption and distribution of nixtamalized corn flour and tortillas. After the acquisition of the Federal government's assets, the Company adopted a series of measures including: (i) the hire of a professional management teamfrom the private sector; (ii) the reduction of costs and the increase of margins through improved operating efficiencies; (iii) installed expansion of installed capacity expansion to satisfy the needs of the market; (iv) the installation of a compensation system based on employee incentives and the creation of a new, more dynamic sales force; (v) the creation of new distribution channels; and (vi) the introduction of new products.

In addition to the assets acquired from the Federal government, the Company completed the construction of nixtamalized corn flour plants in Ramos Arizpe, Coahuila in 1996 and Jutiapa, Guatemala in 1998 and in June of 1994 and September of 1996 acquired additional plants in Red Oak, Iowa, and Muleshoe, Texas, respectively. Lastly, the Company concluded the construction of a new plant for the production of machinery and equipment for the tortilla industry in San Luis Potosi in 1998, which is currently closed as a result of the Company's decision to focus on its core market which is corn flour. The Company's current installed production capacity for nixtamalized corn flour is 1,150,628 tons / year, which compares favorable to the 605,000 tons of installed capacity upon the acquisition of Miconsa's assets.

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough, packaged tortillas and machinery and equipment for the production of tortillas. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- The increase of its operations' efficiencies.

The Company's headquarters are located at Av. Prolongación Toltecas # 4, colonia Los Reyes Ixtacala, Tlalnepantla, Estado de México; tel: (52 55) 5722-1900.


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## b) Business Description

### The corn flour and tortilla industries in Mexico

Nixtamalized corn flour is mainly used in the production of tortillas, which is a main staple of the Mexican diet. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2003. Tortillas can be made using two methods: the traditional method using nixtamal and the nixtamalized corn flour method.

The segment of nixtamalized corn flour in the total tortilla market experienced significant growth between 1991 and 1998, increasing from approximately 21% of the Mexican corn tortilla market in 1991 to approximately 50% as of December 31, 1998 (data based on Company estimates). Furthermore, the Company's share in the nixtamalized corn flour market increased from approximately 9% in October of 1993 to approximately 25% as of December 31, 2003 (data based on Company estimates). The rapidness of the conversion from the traditional method to the corn flour method of tortilla production has declined significantly in the last few years and the Company estimates that for the fiscal year ending December 31, 2003, 46% of tortillas produced in Mexico were made using nixtamalized corn flour.

In order to satisfy the future needs of the market, Minsa owns and operates six nixtamalized corn flour plants in Mexico located in the most populated areas, two plants in the U.S. and one plant in Guatemala.

The Company derives 99% of its revenues from the sale of nixtamalized corn flour.

### Business strategy

Minsa's business strategy seeks to consolidate its position as one of the leaders of the tortilla industry through the sale, warehousing and grinding of corn, as well as through the sale of flour for dough. To implement this general business strategy, the Company is currently focused on:

- The development of a complete client service program;
- Increased production capacity in the U.S.
- The increase of its operations' efficiencies.

*Development of a complete customer service program*

The objective of Minsa's marketing strategy is to continue providing its clients with first-rate service. Minsa finds that the most important method of differentiating itself from its competitors and, therefore increasing its market share is through superior service quality.

Within the new, liberalized corn and tortilla market, Minsa has positioned itself to dispel the concerns of tortilla producers and corn millers and take advantage of the opportunities that arise in this transition period. The results of surveys conducted by Minsa among tortilla producers indicate that the main concern is the direction in which this industry will go in the future and the survival of traditional industrial companies that they belong to since they fear that they soon will become obsolete. Minsa has responded by implementing a customer service program with two main components: service centers and a service network.


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*Service centers*

Minsa operates more than 30 service and distribution centers in the largest and most populated cities in Mexico. Through these centers, it maintains a strong presence in the local markets and close contact with its customers' operations, which improves its image and in the area of service, an area that the Company considers crucial to its business plan. These centers provide corn flour clients with repair parts and other products necessary for their operation (packaging materials, additives, lubricants, etc.) as well as machinery maintenance services and transportation of corn flour for dough. Minsa will further develop its service center distribution network adding more centers and improving the products and services that they provide. The service centers will distribute and install machinery manufactured by Minsa for the production of tortillas and will send personnel to make necessary repairs.

*Creation of an information network*

The liberalization of the tortilla industry generated the urgent need to modernize and improve tortilla producers. Minsa plans on creating an information network to assist clients, through its service centers, in the development and improvement of their operations. In time, this network could become computerized.

As a first step, the Company has provided its sales force with handheld computers with which to receive and send market information as well as monitor market trends and competitors' movements.

*ISO 9000*

Minsa S.A. de C.V.'s six corn flour production plants have quality systems based on ISO 9002 version 1994 called "Unified Quality Management System", and is the only company in Mexico certified under the manufacturing criteria given that the operating procedures fall under the same criteria on a national level.

The individual certification of each plant under the ISO system began on August 26, 1996, uniting all the systems under a single platform on August 6, 2001, and currently all quality systems are being converted to version 2000 standards.

*Increase in the production capacity in the U.S.*

In response to the increasing demand for corn flour and the desire to expand our market share in the corn flour markets in Mexico and the U.S., we increased the Company installed capacity to produce up to 1,150,628 metric tons of corn flour for dough per year as of December 31, 2003. This represents an increase of approximately 86% when compared to the date on which the Company was purchased in October of 1993. The Company currently owns and operates six corn flour production plants in the most populated regions of Mexico, two plants in the U.S. and one plant in Guatemala. The Company has significantly improved the five plants purchased from the Mexican government, which currently operate modern equipment, which has significantly reduced costs and improved the quality of Minsa's products. In August 2002, the Company put into operation a second production line at its Muleshoe, Texas plant. This production line has state-of-the-art technology with which it has the capacity to meet the increasing product demands of the U.S. market.


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*Increase in operating efficiency*

Another of Minsa's main objectives is the improvement of its operating margins through the improvement of its production process efficiency. Minsa hopes to reach this goal through the continued reduction of costs. Since its initiation, the Company has taken considerable steps in the improvement of its overall efficiency. In particular, it has substantially increased its additional capacity and simultaneously increased the productivity of employee per hour. In addition, it has invested significant capital to improve its productivity, reduce conversion costs in its current plants and automated its production processes.

**Tortilla industry subsidies**

Since the 1950's the authorities provided the Mexican population with a tortilla price inferior to its real market cost. The reasons for this subsidy were simple: the tortilla is the basic food of choice for Mexicans, it contains high nutritional value, the majority of the population consumes them and its production is relatively inexpensive. Therefore, by supporting consumers of tortillas, the government was assuring the nutrition of the majority of the population.

In the past, the government subsidies were determined in the following manner:

(a) The government established the price of the tortilla below the market price.

(b) On the other hand, it calculated the price at which CONASUPO had to sell corn to the millers, taking into account the cost of production and their profit margin.

(c) It then established an International Price Indifference ("IPI") based on the price of corn on the Chicago Board of Trade ("CBOT"), plus shipping costs, storage, shrinkage and others. The IPI was used as a base to calculate the quota of the subsidy.

(d) The producers of corn flour received a complementary income resulting from the calculation of the difference between the IPI and the regulated price of corn for millers, applying a conversion factor of 0.938.

The government established ceilings to the quantities of corn flour and corn included in the subsidy programs. Within the corn flour industry, the subsidy was divided by state and by company. The criteria used to determine the quota of each corn flour producer was based on their average market share.

Due to increasing budget constraints, the Mexican government reduced its subsidy with the intention of completely liberalizing the corn and tortilla market in the beginning of 1999.

The government's intentions were reflected in a series of changes in their subsidy policy:

a) Before October 1995, Mexican corn flour producers received a subsidy for practically all of their sales of this product.

b) As of this date, the Mexican government suspended all subsidies on retail sales of corn flour.

c) Since December of 1995, it also suspended the subsidies on sales of corn flour to the System for Integral Family Development ("DIF") and to the Distribuidora Conasupo, S.A. de C.V. ("Diconsa").

d) In August of 1996, it imposed various ceilings to the difference states on the amount of corn flour sold by the four corn flour producers that could receive subsidies.


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e) In September of 1997, the National Company of Sustenance for the People ("Conasupo") installed among almost 37,000 Mexican tortilla producers an electronic card system ("STE"). Under this new system, (i) the global ceiling on the amount of tortillas subsidized throughout Mexico remained intact, (ii) ceilings imposed on companies and states were eliminated, (iii) new monthly ceilings were imposed on the amount of subsidized corn flour or nixtamalized dough that each tortilla producer could purchase, varying according to their average tortilla sales volume, and (iv) the electronic cards given to the tortilla producers served to supervise and control the amount of corn flour and corn dough that each tortilla producer was allowed to purchase.

f) In February of 1998 the government increased the price of tortillas from Ps. 1.90 to Ps. 2.20 per kilo (2.2 lbs/1 Kg) (historical amounts).

g) In May 1998, to Ps. 2.60 (historical amounts).

h) And in September of 1998 to Ps. 3.00 (historical amounts).

The last price increase implied that the price of corn sold by the government would be equal to the international price of corn, or the price without subsidies for consumers of corn and corn flour. Tortilla prices were liberalized on January 1, 1999, which enabled corn and corn flour to be sold at market prices, and eliminated the complementary revenues of corn flour producers.

Minsa supported the liberalization of the industry because it estimates that these conditions would generate a true market dynamic and would enable the Company to take advantage of the tremendous growth potential of this sector.

**i) Core business**

Minsa is the second-largest producer of corn flour in Mexico, with a market share of 25%. Minsa owns and operates six corn flour production plants in Mexico, two in the U.S. and one in Central America, which totals a production capacity of approximately 1.5 million tons per year.

Minsa's main product, corn flour, represents more than 99% of its revenue. Corn flour is the main ingredient of tortilla production, the main staple of the Mexican diet. Per capita consumption of tortillas in Mexico is equal to 12 tortillas per day or 170 lbs. (slightly over 76 kg.) per year.

Tortillas can be made using two different methods; (i) the traditional method, of using wet corn dough and (ii) the modern method, of using corn flour. Although the traditional method has been used for generations, the use of corn flour to make dough for tortillas has grown in the last few years. The Company estimates that as of December 31, 2003, corn flour was used to produce 46% of tortillas in Mexico.

The production of tortillas using corn flour has several advantages over the traditional method, among them are: (i) greater uniformity of product quality, (ii) higher production yield, (iii) lower production costs, (iv) a longer shelf life and (v) more sanitary and environmentally-safe production processes. Despite these advantages, the market share of corn flour, which is different from the traditional method in taste and texture, has not increased.

Corn flour is the main ingredient in the production of tortillas, the main staple of the Mexican diet. The tortilla is the most important part of the food sector in Mexico. Thus, the tortilla industry is one of the largest in Mexico and it is estimated that it represents around US$4.2 billion. It is composed of approximately 45,000 tortilla producers, 10,000 corn millers and four corn flour producers, including Minsa.


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**i.1) Nixtamalized Corn Flour and Tortilla Production Methods**

Tortillas can be prepared in two ways: (i) the traditional method ("nixtamal") in which corn is cooked in water with lime and then ground to obtain nixtamal; or (ii) through an industrial process in which nixtamalized corn is dried then transformed into dough upon adding water. Farmers and millers produce nixtamal using the traditional method and tortilla producers can make tortillas using the dough that they acquire from the traditional millers or the dough they prepare from nixtamalized corn flour.

This diagram shows the difference methods in which corn is transformed into tortillas in Mexico:


PRODUCER
CORN
SELF CONSUMPTION
TORTILLA
CONSUMER
CORN
MILLERS
DOUGH
BULK
TORTILLA
CORN
TRADERS
CORN
FLOUR
FLOUR
RETAIL
TORTILLA
PACKAGED TORTILLAS
CORN
CORN FLOUR
DICONSA DIF
FLOUR
CORN
FLOUR

Making tortillas using the nixtamalized corn flour method provides various advantages over the traditional method, including: (i) the consumption of a third less water and 40% less fuel on average, (ii) on average one kg. of corn transformed into nixtamalized corn flour yields more tortillas (with one kg. of corn, 1.54 kg. of tortilla are produced) than the same amount of corn used in the traditional method (with one kg. of corn 1.40 kg. of tortilla are produced); (iii) in Mexico, the majority of corn millers that use the traditional method discharge their residual water, untreated, into the public drainage system or they eliminate them inappropriately from the environmental standpoint; on the other hand, in the majority of its plants, the Company treats and processes its waste water that results from the production of nixtamalized corn flour; and (iv) nixtamalized corn flour is easier to transport, more hygienic and has a shelf life of approximately three months, which compared favorable to nixtamal, which is difficult to handle and distribute, and is good for 4 to 24 hours. This limits the useful life of nixtamal, restricts its distribution area and use, limiting its market to the surroundings of the mill, as opposed to nixtamalized corn flour whose shelf life permits its distribution and sale to a larger geographic area, which includes remote regions where consumers do not have access to nixtamal.

Despite the advantages of making tortillas using the nixtamalized corn flour method, the Company estimates that in 2003, approximately 54% of the tortillas consumed in Mexico were made using the traditional method. The success of the efforts to promote the use of nixtamalized corn flour to make tortillas (conversion to flour) in Mexico will depend to a large extent on changes in preference to tortillas made with nixtamalized corn flour, given that the texture and flavor differs from tortillas made using the traditional method.

The following table illustrates the growth of the nixtamalized corn flour segment in the tortilla market during the period indicated, according to Company estimates.


50%
40%
30%
20%
10%
0%

| | Oct' 93 | 1995 | 1996 | 1997 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|
| Percentage | 21% | 30% | 50% | 48% | 50% | 46% | 47% | 47% |

**i.2) The Tortilla Industry and Nixtamalized Corn Flour**

Minsa competes with three other players in the corn flour market, the largest of which is Maseca. Minsa estimates that it has a market share of 25%, which added to the 67% market share of Maseca represents 92% of corn flour volume in Mexico.

Taking into account the corn millers and self serve tortilla producers, Minas has a market share of approximately 12% in the Mexican tortilla market.

During more than four decades, the growth of the corn flour industry was closely linked to the growth of the tortilla market, which grew proportionate to the population. Despite the fact that the producers of corn flour urge tortilla producers to switch from the traditional method to the corn flour method, this industry began to flourish in 1990. Afterwards, the percentage of tortillas prepared with corn flour increased rapidly, from 21% in 1991 to approximately 46% in 2003.

This rapid growth was due to the start of the Mexican government's support for the corn flour method because, while it lowered costs and increased efficiency, it reduced the government subsidies for farming. The interruption of the growth of conversion to corn flour in 1997 and 1998 was due to the subsidy ceilings that were imposed in August of 1996. It is expected in the foreseeable future that the growth of corn flour consumption will continue, especially due to the elimination of corn subsidies in 1999.

**i.3) The Tortilla Industry and Nixtamalized Corn Flour in the U.S.**

The U.S. market is entirely different from the Mexican market. In the U.S. neither subsidies nor government intervention exist and there is a free market. The U.S. market is highly complex and demands more variety in flour for corn dough. Minsa has had success in this market and continues striving to increase its market share, which it estimates is currently approximately 18%.

In the U.S. the demand for flour for corn dough is growing due to the popularity of the food and Mexican restaurants and to the growing number of the Hispanic population. Minsa continuously works towards producing flour for corn dough with the highest quality and best prices for its consumers.


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The movement of Mexican food from niche markets to the normal market has increased sales of corn and chips, tamales and other corn products. Furthermore, it has also increased its use of flour for corn dough. According to Company estimates, currently 70% of corn chips and tortillas are produced with flour for corn dough.

Minsa expects the use of flour for corn dough to continue growing as companies verify the cost of corn processing equipment and seek simpler production methods.

Minsa's two plants in the U.S. have certainly contributed to the increase in market share of the Company in the U.S. and the development of new products that meet the needs of its consumers. These two plants were responsible for the recent addition of superwhite, organic and blue flour product lines of Minsa.

**i.4) Nixtamalized Corn Flour Production**

Minsa sells various products; among the largest is corn flour for dough to tortilla producers, which represented more than 70% of Minsa's volume during 2003. The tortilla industry is one of the largest in Mexico. The Company estimates that the size of this market was approximately US$4.2 billion in 2003.

The Company produces flour for corn dough sold under the "Minsa" brand. At the Company's plants, flour for nixtamalized corn dough is made using a process, which begins by acquiring corn that the Company stores in silos. The corn is weighed, cleaned and analyzed before moving on to the grinding process. During the nixtamalization process, the corn is cooked in water for approximately 90 minutes, upon which lime is added to soften the grains and enable it to cook uniformly. Afterwards, the cooked corn is ground and dehydrated. After drying and cooling the flour, when necessary, additives are added to, finally, sift the flour before packing and storing it for sale.

The process of producing nixtamalized corn flour can be summarized by the following diagram:


CORN TO THE SILO
SILO
COOKING PROCESS
COOLING
WASHING
DEHYDRATION
DRYING CYCLE
MILLING
FINE MILLING
COOLING CYCLE
SIFTING
TO WAREHOUSE

Corn flour is packaged mainly in large format, of 20 and 40 kilos, and the packaging and handling costs are low. Minsa prepares corn flour according to the specifications of certain clients and government entities.


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## ii) Distribution channels

### ii.1) Sales and distribution

The sales force has played a key role in the rapid growth of the Company. Given that corn flour is a product with more or less uniform characteristics, the only way of differentiating this product is by offering better service. A solid sales force positions the Company to expand its strategy of attracting clients in a fully-liberalized tortilla market.

Minsa operates over 30 stores in Mexico and distributes its products mainly to tortilla producers, the Mexican government, retailers, wholesalers and supermarket chains. Its main product, flour for corn dough, is distributed by independent shipping companies whose costs are generally absorbed by Minsa's clients.

### ii.2) Sales policy

Minsa sells corn flour to tortillerias according the conditions established in the corporate domain and by the sales managers of each plant. The individual salespeople are not authorized to decide on the sales conditions. The sales conditions for the two Mexican government agencies (Diconsa and DIF) that redistribute corn flour to the poorest segments of the Mexican population are determined by (i) public bid, arranged by said organizations, or (ii) negotiations between them and the Company, when they decide to utilize the method of direct assignment. In the last few years, Diconsa and DIF have been the largest purchasers of the Company's corn flour. However, they have been continuously reducing their corn flour purchases, and currently, their combined purchases represent less than 8% of the Company's total sales.

### ii.3) Sales force

Minsa's sales force is responsible for the sale of all its products. The fact that the differentiation of products in the tortilla industry depend on provision of better service make the sales force a vital part of the Company's growth.

Minsa's sales force has been an integral part of its success. The assets Minsa acquired in 1993 did not include a list of clients (except for the identification of certain accounts receivable), nor did it include credit histories or sales contracts (except for an exclusive supply contract for DIF to cover its demand for corn flour in 1994). Nevertheless, since then to date, Minsa has increased not only its sales volume but also its number of customers. As of December 31, 2003, Minsa had a portfolio of over 7,000 clients, which represents an increase of 169% when compared to its portfolio in October of 1993, which was composed of approximately 2,700 clients.

### ii.4) Customer support

The Company offers tortilla producers technical support for the operation and repair of the machinery to make tortillas. This service does not include the cost of replacement parts or the necessary components to service the machines.


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### ii.5) Distribution and packaging

Minsa sells flour for corn dough in two formats: (i) 20 and 40-kg packages, mainly to tortilla producers; (ii) 1-kg packages mainly to Diconsa and DIF and to a lesser degree to retailers and supermarkets. Besides being designated the official provider of DIF when Minsa was privatized in October 1993, it was also approved as provider of Diconsa in 1994.

The following table shows the total sales of flour for corn dough, in metric tons, during the periods indicated:

### ii.6) Sales by distribution channel and sales mix

**Sales by distribution channel and sales mix**

| | Fiscal years ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | | | 2002 | | | 2003 | | |
| **Package sizes** | **Tons** | **% Growth** | **% Mix** | **Tons** | **% Growth** | **% Mix** | **Tons** | **% Growth** | **% Mix** |
| 1 KG PACKAGE [1] | | | | | | | | | |
| 1 Kg. Package | 82,026 | (22) | 14 | 73,086 | (10.9) | 12 | 72,819 | (0.4) | 13 |
| BULK [2] | | | | | | | | | |
| Tortilla producers | 509,480 | (5.0) | 86 | 519,542 | 2.0 | 88 | 506,886 | (2.4) | 87 |
| TOTAL | 591,506 | (8.0) | 100 | 592,628 | 0.2 | 100 | 579,705 | (2.2) | 100 |

Notes:

(1) Corn flour in 1-kilogram packages.

(2) Corn flour in 20 and 40-kilogram packages.

### ii.7) Marketing and promotions

To promote the substitution of nixtamal with flour for corn dough in the making of tortillas, Minsa launched a national marketing campaign in 1995. The goals of this campaign were to make consumers aware of the advantages of making tortillas with flour for corn dough and increase the brand recognition of "Minsa". The campaign was publicized through the mass media – television and radio – periodically during peak audience times. Since 1997, Minsa changed its publicity focus and adopted marketing strategies at points of sale and stores.

### iii. Patents, Licenses, Brands and Other Contracts

The Company owns the "Minsa" brand as well as many related brands and designs, in Mexico as well as abroad. The "Minsa" brand is mainly used for the marketing of nixtamalized corn flour.

Beginning in 2001, Grupo Minsa together with its subsidiaries initiated a restructuring and reorganization program in each of its businesses, achieving significant changes in its strategy and administrative structure with the goal of improving the Company's position in the flour market. This would enable the Company to stabilize its cash flows and strengthen its financial situation.


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This program was aimed at concentrating the Company's efforts into its core business, which is corn flour, thus eliminating non-strategic businesses that are not in line with the Company's financial performance goals and that may be detracting economic and human resources from the Company's areas of priority. As a result, the Company decided to retire from the consumer products market and sold all of the assets and brands for the subsidiaries, Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., la Fábrica de Tortilla, S.A. de C.V. and la Maquinaria de la Tortilla, S.A. de C.V., by December 31, 2002.

On April 23, 2002, Grupo Minsa, finalized the restructuring of its bank loans with the following creditors: Cooperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank Intemational", Oldham Holdings, Inc, (formerly Ecoban Finance Ltd), BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Comerica Bank México, S.A., Institución de Banca Múltiple and Intemational Finance Corporation. As a guarantee to its creditors, Grupo Minsa used as collateral, each and every one of its brands, commercial trademarks and any requests for the registration of brands and/or advertisements, in Mexico and abroad. These are currently registered under the Company's name and continue to be its property.

The Company believes that its brands are sufficiently protected, both in Mexico as well as in the United States, Canada and Central America. To the best of its knowledge, it knows of no proceedings of any sort that could threaten or involve its brand registrations.

The Company has licenses over all computer programs that it requires to operate. Aside from these licenses, the Company does not require any special patents or licenses in order to operate.

### iv) Main Customers

In the last few years, Diconsa and DIF have been the largest purchasers, individually, of the Company's corn flour. Historically, DIF and Diconsa combined have represented a large percentage of the Company's sales, and have been declining over the last two years.

In the corn sector, which represented 70% of the Company's revenue in 2003, the portfolio of clients is extremely dispersed among the 4,500 active clients that the Company distributes products to regularly; therefore there is no dependence on any particular client.

In the U.S., sales are distributed among approximately 213 industrial clients with whom the Company has yearly contracts. Although sales in the U.S. are more concentrated than in Mexico, there is no dependence on any particular clients there.

### v) Applicable Legislation and Tax Regime

### v.1) Tax Regime

Minsa and its subsidiaries are contributing legal entities and are obligated to comply with the fiscal requirements of Income Tax ("ISR") and Asset Tax Laws ("IMPAC"). To meet the fiscal requirements of ISR, Minsa does the following:

1. Depreciation calculated on restated values.
2. Deduction of the total purchases made during the corresponding year.
3. The effect of inflation on monetary assets and liabilities is added or deducted.
4. Until 1998, the general tax rate was 34%. In 1999, the general tax rate was 35% of fiscal profits, with the obligation to pay the tax each year at a rate of 30% (temporarily 32% in 1999) and the remainder upon the distribution of profits. In 2001, the general tax rate was 35% of fiscal profits. Minsa does not declare this tax for companies in Mexico on a



consolidated basis, therefore it is obligated to pay ISR for companies that generate profits although other subsidiaries may have fiscal losses.

5. The changes in ISR Law of 2001 include fiscal provision for 2002 that establish a general tax rate of 35% of fiscal profit, 34% during 2003, 33% during 2004, and beginning in 2005, the rate will be 32%.
6. For foreign-based companies, taxes are calculated on individual results according to the laws of each country.

The applicable rate of IMPAC is 1.8% and each payment made for this is written off of the ISR paid. As in the case of ISR, Minsa cannot determine this tax on a consolidated basis for its companies based in Mexico. In terms of rule 330-SAT-IV-B-865 issued by the Internal Revenue Service of Mexico under law GMI-931015-UVS of January 6, 2000, Minsa and some of its subsidiaries (Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Third College Tribunal of the First Administrative Circuit and later confirmed by the First Hall of the Supreme Court of Mexico, which ruled in favor of the corresponding sentence. Note that the subsidiaries mentioned make up the majority of the Company's assets.

In terms of VAT, the Company's products are taxed at a rate of 0%.

### vi) Human Resources

#### vi.1 Employees

Since the Company's acquisition of the Miconsa assets, the Company restructured the number, profile and compensation policy of its employees. The Company's labor conditions were renegotiated to provide greater work flexibility and more benefits for employees. At the Company's plants, each employee has an individual work contract and there are no group negotiations. A significant portion of the salaries earned by the Company's sales force is tied to the sales and collections achieved each month. Employee salary increases are approved by the Compensation Committee and are based on an evaluation made by their superiors in hierarchy every six months.

The following chart shows the distribution of employees by area:

| | As of December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2000 | 2001 | 2002 | | | 2003 | | |
| Area | | | Internal | External | Total | Internal | External | Total |
| Management | 40 | 42 | 30 | 0 | 30 | 30 | 0 | 30 |
| Employees | 585 | 644 | 481 | 17 | 498 | 474 | 35 | 509 |
| Technical Personnel | 818 | 687 | 502 | 144 | 646 | 438 | 166 | 604 |
| Total | 1,443 | 1,373 | 1,013 | 161 | 1,174 | 942 | 201 | 1,143 |

When compared to the end of 2001, there was a significant decrease in the number of personnel employed by the Company due to the fact that it decided to exit the consumer products market and sold the assets and brands of its subsidiaries: Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., la Fábrica de Tortilla, S.A. de C.V. and la Maquinaria de la Tortilla, S.A. de C.V., on December 31, 2002, thereby laying off the entire workforce of these subsidiaries.


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**vii) Environmental Factors**

Minsa's operations are subject to federal, state and municipal laws and regulations to protect the environment, including laws regarding water, air and ground contamination, noise, and elimination of toxic waste in Mexico, the U.S. and Guatemala. In Mexico, the main law applicable is the General Law on Environmental Protection. The Company is obligated to take the necessary steps to meet the following requirements: The General Law of Environmental Protection and Ecological Balance on Environmental Impact, The General Law of Environmental Protection and Ecological Balance on the Prevention and Control of Contamination of the Atmosphere, The General Law of Environmental Protection on Toxic Waste Material, Law on the Prevention and Control of Water Contamination and the Law on Environmental Protection Against Noise Pollution, among others, as well as a series of state and municipal laws.

In the U.S., the Company must comply mainly with the following regulations: Clean Water Act; Storm Water Act and Safe Drinking Water Act; Clean Air Act; Toxic Substances Control Act, Toxic Release Inventory and Occupational Safety and Health Act, OSHA (Occupational Safety and Health Administration Laws), among others, besides certain state rules and regulations.

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

The Company's activities do not represent a considerable environmental risk to its facilities' surroundings.

The Mexican government issued the technical environmental standards applicable to the Company and the nixtamalized corn flour industry in October of 1993. Currently, some of the Company's plants do not meet 100% of certain environmental standards.

The Company is currently in the process of meeting these requirements and estimates that within 36 months it will complete the necessary steps to meet these standards.


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**viii) Market Information**

The Mexican tortilla industry is composed of approximately 42,000 tortilla producers, millers (producers of nixtamal) and tortilla producing millers, as well as three nixtamalized corn flour producers (including the Company), as an alternative to nixtamal in the making of tortillas. Corn millers represent approximately 54% of total tortilla production in Mexico and are the largest competition for the Company and other nixtamalized corn flour producers. The Company finds that this high market share is largely due to the lack of regulation as well as the large number of corn mills.

In the nixtamalized corn flour industry, which represents the remaining 46% of tortillas produced in Mexico, the Company's main competitor is Maseca, the largest producer of nixtamalized corn flour in Mexico. The Company estimates that in October of 1993, its market share was 9% and at the close of 1993, Maseca had approximately 77% share of the nixtamalized corn flour market. The Company estimates that in December 2003, its market share was approximately 25% while Maseca's market share was around 67%. As a result of the construction of the Company's new plant and the investments made in more productive equipment, the Company's installed capacity reached 1,150,628 tons per year. Currently, Maseca owns nixtamalized corn flour plants in Mexico that distribute and sell nixtamalized corn flour directly to tortilla producers or through distributors. In addition, Maseca, through its principal, Gruma, S.A. de C.V., operates in the U.S., Central and South America in which it produces and sells nixtamalized corn flour, packaged tortillas and other products.

In the U.S., the Company estimates that its share of the open market is approximately 20%, which compares favorably with its share in 1995, which was less than 1%, before acquiring the plant in Muleshoe, Texas.

The following graph illustrates the corn flour sales volume growth of the Company in the market.


2.000
1.000
0

| | 1993 | 1994 | 1995 | 1996 | 1997 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|
| Tons (000's) | 1.635 | 2.000 | 2.397 | 2.756 | 2.610 | 2.300 | 2.189 | 2.200 | 2.250 |


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## ix) Corporate Structure

Minsa is a holding company that as of December 31, 2003 was direct or indirect owner of the shares of 11 subsidiaries, of which it holds 99.9% of the shares outstanding. The following table lists the most important companies as well as the main activity of each:


Grupo Minsa, S.A. de C.V.
Shareholder
Minsa, S.A. de C.V.
Production and sale of corn flour in Mexico (Tlalnepantla facility)
Maíz Industrializado de Occidente, S.A. de C.V.
Guadalajara Real Estate (Jalisco)
Maíz Industrializado del Golfo, S.A. de C.V.
Jaltipan Real Estate (Veracruz)
Maíz Industrializado del Sureste, S.A. de C.V.
Arriaga Real Estate (Chiapas)
Maíz Industrializado del Norte, S.A. de C.V.
Los Mochis Real Estate (Sinaloa)
Maíz Industrializado de Centroamérica, S.A
Corn Flour Production in Jutiapa, Guatemala
Minsa Corporation
Corn Flour Production in the U.S.
Servicios Administrativos Minsa, S.A. de C.V.
Service Provider (Flour Management Mexico)
Operadora Minsa, S.A. de C.V.
Service Provider (production technicians in Mexico)
Servicios Corporativos Minsa, S.A. de C.V.
Service Provider (corporate personnel)
Servicios La Fábrica, S.A. de C.V.
Suspension of Operations

On November 30, 2003, Minsa merged Maíz Industrializado del Noreste, S.A. de C.V., which generated accounting and fiscal effects, therefore, as of that date, Maíz Industrializado del Noreste, S.A. de C.V. ceased to be a legal entity.

## x) Description of its Main Assets

In the privatization of 1993, Minsa acquired five plants with a combined capacity of 605,000 tons, and it immediately began expanding and modernizing them. Minsa's strategy has consisted of increasing the production capacity of its facilities located in the territories with the lowest corn flour usage, in which it expects the highest rate of conversion since tortillas are no longer subsidized. Minsa has increased its production capacity in the Jáltipan (Veracruz) plant by 70% and the plant in Tlalnepantla (Mexico City) by 50%. Both plants existed at the time of the privatization. In total, between 1994 and 1998, the capacity of the existing plants increased by 67%.

At the time of the privatization, the majority of the plants were obsolete or insufficient. The new management team completed a vigorous investment program to sustain the team, update the technology and restore the infrastructure. It spent approximately US$11 million in the elimination of bottlenecks and the installation of non-contaminating and cost effective equipment. For example, it installed an electric energy co-generation plant and water treatment equipment in Tlalnepantla, which reduced electricity expenses, water and fuel costs.

It also increased its production capacity in the U.S. through the purchase of plants in Red Oak, Iowa and Muleshoe, Texas, in 1994 and 1996, respectively. Full capacity usage remained constant at 40% in 1993 and 84.9% in 1995. Afterwards, Minsa constructed a plant in Ramos Arizpe (200 Km from Monterrey), which initiated production in 1996. The full capacity utilization of this plant was delayed due to the fact that during the launch phase, the government imposed quotas on subsidized volume based on production volume. These circumstances, combined with the increases in tortilla prices generated by the elimination of subsidies, caused Minsa's total


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capacity utilization rate to drop to 70% in 1996, 68% in 1997, 73% in 1998, 67% in 1999, 57% in 2000 and 58% in 2002, to remain at 58% throughout 2003. On the other hand, the installed capacity utilization of the U.S. plants was over 85% at the close of 2003.

This map illustrates the location of the Company's plants in operation in Mexico, the U.S. and Guatemala:


Red Oak, Iowa
Muleshoe, Texas
Los Mochis
Ramos Arizpe
San Luis Potosi
Guadalajara
Tlalnepantla
Jaltipan
Arriaga
Jutiapa, Guatemala

The Company's oldest plant was built near Mexico City in Tlalnepantla, Mexico, in 1953. The other plants were built in the cities of: Arriaga, Chiapas, in 1975; Jáltipan, Veracruz, in 1976; Guadalajara, Jalisco, in 1977; Los Mochis, Sinaloa, in 1979; and Ramos Arizpe, Coahuila, in 1995. In addition, the Company acquired a corn flour factory in Red Oak, Iowa, U.S. in 1994 and a nixtamalized corn flour plant in Muleshoe, Texas in September of 1996. The Company has maintenance programs for each of its plants.

Following is a breakdown of the historical capacity utilization rates of Minsa:

**Production capacity (tons per year)**

| Location | 1993 | 1994 | 1995 | 1996/1997 | 1998 | 1999 | 2000 | 2001/2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|
| Tlalnepantla (Mexico City) | 189,000 | 189,000 | 218,000 | 300,000 | 300,000 | 300,000 | 300,000 | 300,000 | 300,000 |
| Guadalajara | 142,000 | 142,000 | 142,000 | 167,040 | 167,040 | 167,040 | 167,040 | 167,040 | 167,040 |
| Los Mochis | 118,000 | 118,000 | 125,000 | 150,000 | 150,000 | 150,000 | 150,000 | 150,000 | 150,000 |
| Jáltipan (Veracruz) | 84,000 | 84,000 | 98,000 | 143,028 | 143,028 | 143,028 | 143,028 | 143,028 | 143,028 |
| Arriaga (Chiapas) | 72,000 | 72,000 | 76,000 | 83,520 | 83,520 | 83,520 | 83,520 | 83,520 | 83,520 |
| Ramos Arizpe (Monterrey) | - | - | - | 167,040 | 167,040 | 167,040 | 167,040 | 167,040 | 167,040 |
| Total Mexico | 605,000 | 605,000 | 659,000 | 1,010,628 | 1,010,628 | 1,010,628 | 1,010,628 | 1,010,628 | 1,010,628 |
| Red Oak, Iowa | - | 12,000 | 12,000 | 12,000 | 12,000 | 12,000 | 12,000 | 12,000 | 20,000 |
| Muleshoe, Texas | - | - | - | 60,000 | 60,000 | 60,000 | 72,000 | 72,000 | 92,000 |
| Guatemala | - | - | - | - | - | 30,000 | 30,000 | 30,000 | 30,000 |
| **Total Minsa** | **605,000** | **617,000** | **671,000** | **1,082,628** | **1,082,628** | **1,112,628** | **1,124,628** | **1,124,628** | **1,150,628** |

To meet the growing demand for corn flour in the U.S., Minsa increased the capacity of its plant in Muleshoe to 72,000 tons at the end of 2000. In addition, at the end of 1998, it put into operation a small facility in Guatemala with a capacity of 30,000 tons. The Company has completed works with an investment of approximately US$3 million during 2000 to increase its installed capacity in the Muleshoe, Texas.

Minsa S.A. de C.V.'s 6 corn flour production plants have ISO 9002 1994 version-certified systems called "Unified Quality Management System", and is the only company in Mexico that meets the manufacturing criteria in all of its operations on national level.

The individual ISO certification of each plant began on August 26, 1996, uniting all of the systems under one platform on August 6, 2001. The quality system is currently being migrated to version 2000 standards.

### x.1) Warehouses

The Company rents and operates over 30 warehouses strategically located throughout its Mexican territory with the goal of having efficient distribution of its nixtamalized corn flour. In order to strengthen the original distribution centers, the Company has distributors throughout Mexico who are supported by Minsa's sales force throughout the country.

### xi) Judicial, Administrative or Arbitration Proceedings

### xi.1) Litigation Regarding Asset Tax

In January of 1995, the Company and several of its subsidiaries were notified by the Secretary of Treasury and Public Credit ("SHCP") that despite being incorporated in October of 1993, they were subject to paying asset tax. Asset tax is charged at a rate of 1.8% of the net balance of certain assets and liabilities. According the Mexican law, recently formed companies are not subject to this tax for a predetermined period of time. Therefore, the Company initiated proceedings against the notice and the constitutionality of the Law on Asset Tax.


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In terms of the rule 330-SAT-IV-B-865 issued by the Internal Revenue Service under file GMI-931015-UVS on January 6, 2000, Minsa and several of its subsidiaries (Grupo Minsa, S.A. de C.V., Minsa, S.A. de C.V. previously Maíz Industrializado del Centro, S.A. de C.V., Maíz Industrializado del Sureste, S.A. de C.V., Maíz Industrializado de Occidente, S.A. de C.V., Maíz Industrializado del Golfo, S.A. de C.V. and Maíz Industrializado del Norte, S.A. de C.V.), are not subject to asset tax given that they are sheltered under the Asset Tax Law. This shelter was originally given by the Third Collegiate Tribunal of the First Circuit of the Administration and finally confirmed by the First Hall of the Supreme Court of Mexico upon ruling on the corresponding sentence.

**xi.2) Litigation Against Ecoban Finance Limited**

This litigation was concluded through the signing of the bank debt restructure contract.

**xi.3) Proceedings initiated by the Commission for the Conservation of Natural Resources in the State of Texas**

In September of 1996, the Company acquired a production plant in Muleshoe, Texas from ADM Milling Co. Upon signing the corresponding contract, the seller acquired the obligation to indemnify the Company against any contingency of environmental character as well as correct certain irregularities identified in the environmental study prepared for the transaction. Although the seller adopted certain measures with the purpose of correcting these irregularities, including the construction of a new residual water treatment system, these measures have not been sufficient to enable the company to operate under acceptable conditions. On May 17, 2001, the *Texas Natural Resources Conservation Commission ("TNRCC")* imposed a fine on the Company as a result of failing to meet the environmental standards applicable to its operation and gave it a deadline to meet certain specific requirements. The Company proceeded with the terms of the sales contract and initiated arbitration proceedings against ADM Milling Co. demanding the meeting of its contractual obligations. Although the arbitration lawsuit has not been resolved, ADM Milling Co. proceeded to pay the fine imposed by TNRCC and has begun measures to meet the requirements of the TNRCC. Although the Company estimates that the environmental contingency that it faces in relation to its plant in Muleshoe, Texas is not significant and it can recover the costs required to comply with the standards and pay the damages caused by ADM Milling Co., it is not possible to predict with certainty neither the result of the arbitration proceeding initiated by the Company against ADM Milling Co. nor the impact that the future measures adopted for the TNRCC as a possible consequence of failing to meet its environmental standards will have on its operation.

**xi.4) Genetically-Modified Corn**

In its plants in the U.S., the Company processes yellow corn. In the last few years some grain producers have introduced genetically-improved corn. The governments of Mexico, the U.S. and several European countries have imposed certain limitations on the sale of food prepared with certain genetically modified hybrids. In October of 2000, the Company and a handful of its customers detected traces of certain proteins contained in a hybrid corn that was not approved by the Food and Drug Administration in the U.S. The Company notified its customers and offered to swap the potentially contaminated lots. Subsequently, some of the Company's clients sued the Company for damages generated by the contamination. The Company sued the supplier of yellow corn as well as the company that initiated the sale of the hybrid in question. Although the Company estimates that these lawsuits will be resolved in its interests, it cannot guarantee the manner in which these proceedings will be concluded.

**xi.5) Reimbursement of hidden liabilities derived from the acquisition process of shares of Almacenadora Mercader, S.A.**

During 1998, the Company acquired 81.25% of the capital stock of Almacenadora Mercader, S.A. (Almer, previously Almacenadora Centro Occidente, S.A. de C.V.) from the Mexican government. In the corresponding contract terms, the Company submitted a request for reimbursement of a portion of the price paid for the shares upon detecting certain non-existing assets and liabilities hidden during the transaction.

In 1999, the holding Company, Promotora Empresarial de Occidente, S.A. de C.V. (PEO) transferred its stake in Almer but preserved the rights that derive from the request for reimbursement included in the terms of the sales contract signed by the Federal Government. During 1999 and 2000 the Federal Government determined the outcome of some of the topics included in the request for reimbursement. However, it determined unacceptable the reimbursement of certain liabilities regarding pensions and retirement bonuses of Almer's employees. After exhausting the negotiation proceedings included in the Company's contract, in September of 2000, before the District Attorney it sued for the payment of the debt mentioned.

The Company and some of its subsidiaries had signed agreements in place for the payment in installments of certain federal taxes with the Secretary of the Treasury and Public Credit ("SHCP"). With the objective of making the payment of the contract, the Company agreed with Almacenadota Mercader, S.A. ("Almer", related company) that some of their real estate would be given to the SHCP, as a guarantee for the payment of the contract. The Company registered a special item corresponding to the differential of the accounting value that recognized as a charge with Almer and the value in that the SHCP assessed the real estate of reference. As collateral the Company ceded to Almer in irrevocable form, the right of recovery of accounts receivables to the SHCP as is mentioned in the notes to the financial statements that are attached in Section 7.1 of this annual report.

**xii) Shares Representing the Capital Stock**

The following information refers to the structure of the Company's capital and describes some of the stipulations of its corporate bylaws. This is not an exhaustive description and should be interpreted in its entirety by making reference to said bylaws, which are registered with the Public Commerce Registry in Tlalnepantla, Mexico.

The Company's capital stock is variable. The minimum fixed portion of the capital stock without withdrawal rights is $258,608,000.00 (two hundred and fifty-eight million, six hundred and eight thousand pesos 00/100 M.N.) and is represented by Series "B" Class I shares, all of which are nominative and not expressed at nominal value. The amount of the variable portion of the Company's capital stock cannot exceed 10 times the minimum fixed portion of the capital stock.

The variable portion of the Company's capital stock is represented by Series "B" Class II nominative with voting rights shares not expressed in nominal value and by Series "C" nominative non-voting shares not expressed in nominal value.

The shares representing the capital stock are divided into the following series':

(i) Series "B" composed of common and ordinary shares with full voting rights which at all times represent the 100% of shares with voting rights and which, together with the series "C" shares represent at least 75% of the shares which make up the capital stock. The Series "B" shares are freely subscribed therefore they can be acquired or subscribed to by Mexican and foreign investors.


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(ii) Series "C" consist of shares without voting rights, representing the variable part of the capital stock, issued under the shelter of the third section of article 14-BIS of the Securities Market Law, through the express authorization of the National Banking and Securities Commission, and at no point in time represent more than 25% of the total capital stock of the Company. The series "C" shares are freely subscribed therefore they can be purchased or subscribed to by Mexican or foreign investors.

The following table illustrates the number of shares of each series, which were in circulation as of December 31, 2003 and the percentage of the total shares outstanding that they represent:

| Series | Number of Shares | Percentage of Total |
|---|---:|---:|
| Series "B" Class I | 65,070,925 | 41.8 |
| Series "B" Class II | 62,245,124 | 39.9 |
| Series "C" | 28,325,000 | 18.3 |
| Total | 155,641,049 | 100 |

**xiii) Dividends**

The Company has signed contracts for bank loans that limit its capacity to pay dividends.

According to Mexican law, at least 5% of the net profit of the Company should be assigned to a legal reserve, until the amount of the reserve reaches 20% of the Company's capital stock.

**3) FINANCIAL INFORMATION**

**a) Select Financial Information**

The information presented below was selected from the Company's Audited Consolidated Financial Statements. This information should be read in conjunction with the Consolidated Financial Statements as of December 31, 2003 and is qualified in its entirety by reference to them and the related notes included in Addendum 7.1 of this annual report.

| Financial Highlights | | | | | | | |
|---|---|---|---|---|---|---|---|
| Millions of pesos as of December 31, 2003 | | | | | | | |
| | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
| Volume (Thousands of Metric Tons) | 747 | 789 | 658 | 640 | 592 | 593 | 580 |
| | | | | | | | |
| Net Sales | 3,066 | 3,141 | 2,558 | 2,238 | 2,023 | 2,039 | 2,104 |
| Operating Income | 140 | 254 | 85 | 168 | (41) | (9) | (33) |
| Net Income | 16 | (68) | (26) | (40) | (640) | (267) | (252) |
| EBITDA | 269 | 395 | 237 | 319 | 94 | 142 | 143 |
| | | | | | | | |
| Total Assets | 3,836 | 4,305 | 3,617 | 3,545 | 2,758 | 2,805 | 2,427 |
| Total Liabilities | 1,233 | 1,842 | 1,307 | 1,254 | 1,160 | 1,413 | 1,236 |
| Cost-bearing Liabilities | 967 | 1,630 | 1,035 | 1,076 | 927 | 1,037 | 1,018 |
| Shareholders' Equity | 2,612 | 2,463 | 2,310 | 2,292 | 1,598 | 1,392 | 1,191 |

**b) Financial Information by Business Line, Geographic Area and Export Sales**

The following table shows the breakdown of sales volume for the reported period:

| Business Line | Metric Tons | | | |
|---|---|---|---|---|
| | 2000 | 2001 | 2002 | 2003 |
| Bulk | 452,232 | 407,555 | 413,731 | 406,753 |
| 1 Kg Package | 94,309 | 78,122 | 73,086 | 72,819 |
| International | 93,698 | 105,829 | 105,811 | 100,134 |
| Total | 640,239 | 591,506 | 592,628 | 579,705 |

**c) Information on Relative Credits**

On April 23, 2003, the Company concluded the restructuring process for its bank loans with the following creditors: Cooperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank Intemational", Oldham Holdings, Inc, (formerly Ecoban Finance Ltd), BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Comerica Bank México, S.A., Institución de Banca Múltiple and International Finance Corporation. It reached an agreement detailed in the following section.

Two bank loan contracts were signed by Grupo Minsa and are guaranteed by its subsidiaries in Mexico, the U.S. and Guatemala.

The credits contracted in pesos for Ps. 230 million and in dollars for US$ 66.4 million, plus interest, and part of the costs and restructuring fees, capitalized in their respective currencies, will be kept in the currency in which they were obtained. The total restructured amount is equivalent to US$ 95.8 million.

For the payment of the loans we established 5 annual amortizations in the amounts and on the dates as follows:

US$ 4 million on December 15, 2003
US$ 8 million on December 15, 2004
US$ 10 million on December 15, 2005
US$ 12 million on December 15, 2006
US$ 14 million on December 15, 2007

For the remaining payment, a mechanism was established to determine the cash flow in excess of meeting the Company's obligations so that every May 15$^{th}$, the equivalent of 75% of the excess cash flow as of December 31$^{st}$ of the previous year is paid to its creditors in the amounts proportional to their share of the credit. However, if an insufficient amount of cash flow is generated, the last amortization will take place on December 15, 2007.

In order to comply with the restructuring contract, there is a shareholder commitment to increase shareholders' equity for US$ 2 million annually, from 2003 to 2007.

Interest payments will be made quarterly. The interest rates for peso-denominated loans will be the Interbank Rate (Tasa de Interés Interbancaria de Equilibrio or "TIIE") for 28 days and for the dollar-denominated debt will be the 3-month Libor rate. Both interest rates will incur a margin of


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1.875% to 5.75%. The margin that is applied will be determined according to the consolidated index of debt to EBITDA.

Within the expiration period there will be conditions with respect to the control of the Company in terms of the current shareholders, no dividend payments, no additional debt, no selling or discounting of accounts receivable (except sales to government agencies) and obtain adequate insurance coverage for fixed assets, with which we have guaranteed the loan.

The aforementioned conditions were reflected in the financial statements as of December 31, 2002 consolidated on a retroactive basis. Thus the expenses for the restructuring were equivalent to the charges; in the event that it was not completed, they would have become cash items.

The loans at December 31, 2003, were:

| CREDITOR | AMOUNT |
|---|---|
| BBVA BANCOMER | 193,274,198 MN |
| COMERCIA | 55,039,497 MN |
| OLDHAM | 7,591,961 USD |
| RABOBANK | 30,289,153 USD |
| IFC | 30,569,373 USD |
| CENTROAMERICA | 2,465,842 MN |
| MINSA CORP | 23,360 USD |

**d) Management Discussion and Analysis regarding the Operating Results and Financial Position of the Company**

The following information should be read with the Company's Audited Consolidated Financial Statements, as well as the notes, which are included in another section of this annual report.

Generally Accepted Accounting Principles in Mexico require that the financial statements recognize the effects of inflation according to Bulletin B-10 of the Mexican Institute of Public Accountants. The effect of this recognition is to present the information in comparable monetary units and therefore, eliminate the effect of inflation on the financial statements. Unless otherwise stated, or unless the text specifies another format, the financial information included is presented in pesos with purchasing power as of December 31, 2003.

As of January 1, 2000, the Company adopted the rules of Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee Profit Sharing" issued by the Mexican Institute of Public Accountants ("IMCP"). In accordance with this bulletin, the Company recognizes the effects of deferred taxes applied to the rate of Income Tax (ISR) corresponding to the temporary differences between the accounting and fiscal balances of assets and liabilities and considering the amortizable fiscal losses that are likely to be applied. Adopting this bulletin meant a significant increase in the investment from shareholders of Ps. 73 million and increased the assets for deferred taxes by the same amount.

In the case of foreign-based fixed assets, their acquisition cost is updated using the inflation rate of the country of origin and the fluctuation of the Mexican peso in relation to that currency is taken into account. Depreciation is calculated using the straight-line method based on the remaining useful life of the assets.

### i) Operating Results

**Volume**

Grupo Minsa's consolidated sales volume for the fourth quarter 2003 was 148,223 metric tons, 1.8% less than the figure reported during the fourth quarter of 2002. However, this represented a 1.5% increase with respect to the third quarter of 2003.

**Prices**

During the fourth quarter 2003, the average price reached Ps. 3,656.91 per metric ton, increasing Ps. 278.55 or 8.2% in relation to the fourth quarter of 2002. When compared to the third quarter of 2003, the average price was Ps. 26.01 or 0.7% less due to the product sales mix.

**Net Sales**

The Company's consolidated net sales in 4Q03 were Ps. 542.0 million, which was Ps. 32.1 million or 6.3% above the sales obtained during fourth quarter of 2002, and Ps. 4.4 million or 0.8% higher than in third quarter of 2003. This rise was mainly due to the increase in volume as explained above.

**Cost of Goods Sold**

Cost of goods sold for the fourth quarter of 2003 was Ps. 421.5 million, Ps. 12.4 million or 3.0% higher than in the fourth quarter of 2002 due to the increase in the cost of corn and Ps. 10.6 million or 2.4% less when compared to the third quarter of 2003, mainly as a result of lower corn costs.

**Operating Expenses**

Operating expenses for the fourth quarter of 2003 were affected by a reclassification of expenses for Ps. 14.1 million. Therefore, in comparative terms operating expenses were Ps. 119.3 million, Ps. 0.7 million or 0.6% greater than those incurred during the fourth quarter of 2002, as well as Ps. 7.7 million or 6.9% greater when compared to the third quarter of 2003.

**Operating Income**

The Company reported operating income of Ps. 15.3 million during the fourth quarter of 2003, affected by Ps. 14.1 million of non-recurring income, compared to an operating loss of Ps. 17.8 million reported for the fourth quarter of 2002 and an operating loss of Ps. 6.1 million reported for the third quarter of 2003. This operating profit for the fourth quarter of 2003 was a result of the Company's performance as described above.

The gross margin went from 19.8% in the fourth quarter 2002 to 19.6% in the third quarter of 2003, to finally 22.2% for the fourth quarter of 2003.

**Comprehensive Cost of Financing**

The comprehensive cost of financing for the fourth quarter of 2003 was Ps. 41.0 million, which was Ps. 27.4 million higher than the figure reported for the fourth quarter of 2002 due to the fact the Company capitalized the interest for all of 2002 upon signing the debt restructuring agreement. Compared to the third quarter of 2003, the comprehensive cost of financing decreased by Ps. 26.0 million due to the fact that the devaluation was 6% in the third quarter 2003, compared to a devaluation of 1.4% at the close of the fourth quarter of 2003. This figure was affected by non-recurring income mentioned in the previous paragraph.


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**Net Result**

The Company reported a consolidated net loss of Ps. 106.1 million for the fourth quarter of 2003, which shows a unfavorable variance of Ps. 4.4 million when compared to the net loss of Ps. 101.7 million reported for the fourth quarter of 2002. This result was Ps. 29.7 million less favorable than the Ps. 76.4 million net loss reported in the third quarter of 2003. This is attributed to the increase in operating income, the lower exchange rate fluctuation and a lower loss on monetary position.

**EBITDA**

EBITDA for fourth quarter 2003 was Ps. 61.1 million, Ps. 37.6 million greater than the fourth quarter of 2002 and Ps. 29.8 million greater when compared to the third quarter 2003. This increase is due to the Company's operating performance throughout the quarter and the year.

**Balance Sheet**

Minsa's consolidated total assets were Ps. 2,427.0 million as of December 31, 2003, which was Ps. 378.1 million lower than the figure reported as of December 31, 2002. This decline is primarily a result of the decrease in inventories due to the fact the Company acquired a large quantity of inventory due to the uncertainty of corn prices in 2002; this was consumed during the first quarter of 2003.

Accounts receivable maintained the average levels presented during the last three quarters due to the strict vigilance of the credit committee.

Consolidated total liabilities at the close of the fourth quarter were Ps. 1,235.6 million. The Company's total interest-bearing liabilities were Ps. 1,017.7 million, Ps. 19.2 million less than the Ps. 1,036.9 million reported as of December 31, 2002 due to the capital amortization of US$4.0 million as specified in the debt restructuring agreement signed in April 2003. The company's financial leverage (total interest-bearing liabilities / shareholders' equity) was 0.85x; the current ratio (current assets / short-term liabilities) was 1.56x.

The Company's shareholders' equity was Ps. 1,191.3 million as of December 31, 2003, which was Ps. 200.5 million below the figure reported as of December 31, 2002.

**iii) Internal Controls**

The Company has an internal control system in place that adds to the existing operational control system in order for the Company to run according to the general guidelines established by the Board of Directors. The internal control system covers the following aspects:

1. Policies and procedures;
2. Separation of functions;
3. Operating manuals;
4. The Company's legal situation; and
5. Protection of assets.

The internal control system enables the Audit Committee and the Board of Directors to ensure that the Company is operating under a generally controlled environment and ensures that the agreements reached by the Board are being carried out adequately.

The guidelines of and general changes to the internal control system must be approved by the Audit Committee and ratified by the Board of Directors. As part of the audit of the financial statements, the external auditors will evaluate the internal control system and make recommendations that will help improve the existing internal controls.

**e) Vital Accounting Estimates**

As of December 31, 2003, the Company did not apply vital accounting estimates, therefore there is no information in this section. On January 1, 2004 the Company applied Bulletin C-15 ***"Impairment of long-term assets and its regulations"*** published in March 2003 by the Mexican Institute of Public Accountants. The effects of the application of this Bulletin will be reflected in the next annual report.

## 4) MANAGEMENT

### a) External Auditors

At a meeting held on November 13, 2001, the Audit Committee decided to change its external auditing firm. This decision was approved by the Board of Directors meeting held on December 9, 2001. Therefore, the Company has been using the services of Galaz, Yamazaki, Ruiz Urquiza, S.C./ Deloitte since fiscal year 2002. Mr. Luis Javier Fernández, a partner of the firm, who has been with them for 21 years is supervising Minsa's account.

**a.1) Supervision of the Company**

The supervision of the Company will be in the hands of an Examiner and his alternate. The Examiner and his alternate will be designated at the Shareholders Meeting. Examiners can be reelected. At present, the Company's Patrimonial Examiner is Luis Javier Fernández Barragán and his alternate Carlos Ernesto Jáuregui Suáez. Both Mr. Fernández and Mr. Jáuregui are partners of the firm Galaz, Yamazaki, Ruiz Urquiza, S.C./ Deloitte.

### b) Transactions with Related Parties and Conflicts of Interest

As of November 23, 1999, the Company signed with Hicks, Muse & Co. Partners, LP (a subsidiary of Hicks Muse) and Grupo Empresarial G, S.A. de C.V. (subsidiary of PEO) a Monitoring and Oversight Agreement under which the Company pays 0.675% of its total revenues to each one of these companies for certain services described in those contracts.

On April 23, 2003, the Company signed a debt restructure contract with its bank creditors, in which it was agreed to eliminate the quotas referred to in the Monitoring and Oversight Agreement mentioned above.

The Company and some of its subsidiaries had signed agreements in place for the payment in installments of certain federal taxes with the Secretary of the Treasury and Public Credit ("SHCP"). With the objective of making the payment of the contract, the Company agreed with Almacenadota Mercader, S.A. ("Almer", related company) that some of their real estate would be given to the SHCP, as a guarantee for the payment of the contract. The Company registered a special item corresponding to the differential of the accounting value that recognized as a charge with Almer and the value in that the SHCP assessed the real estate of reference. As collateral, the Company ceded to Almer in irrevocable form, the right of recovery of accounts receivables to the SHCP as is mentioned in the notes to the financial statements that are attached in Section 7.1 of this annual report.


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## c) Management and Shareholders

### c.1) Management

# c.1.1) Board of Directors

The Board of Directors is responsible for managing the Company and consists of 9 members and their alternates, who can only replace their respective member. The Patrimonial Directors and their alternates are elected during the General Ordinary Shareholders' Meeting, with the understanding that the Patrimonial Directors appointed during the General Ordinary Shareholders' Meeting are entitled to participate in the election of their respective alternates.

Shareholders representing at least 10% of the voting shares are entitled to designate one board member of their respective alternate.

If possible, the Company's shareholders try to maintain the number of independent members at a minimum of 20% of the members of the Board of Directors, and the combination of the independent and the patrimonial members to at least 40% of the members of the Board.

The Company has three Committees which support the Board of Directors in its functions: (i) an Evaluation and Compensation Committee; (ii) an Audit Committee; and (iii) a Finance and Planning Committee. Each of these committees is composed by a member of the Board of Directors and it operates as an extension of the Board of Directors to support in the decision making process.

The current Board of Directors was appointed by the shareholders during the General Ordinary Shareholders' Meeting held on April 30, 2004. The members do not receive fees for the performance of their functions. The following table sets forth the members appointed during the meeting indicating if it is an Independent, a Patrimonial or Related Member.

| Members | Position | Alternates | Position |
|---|---|---|---|
| Juan Jaime Petersen Farah (Chairman) | Independent | Juan Carlos Olvera Rodríguez | Inde |
| Antonio Cerón Murga | Independent | Félix Fernández Castellanos | Inde. |
| Ernesto Moya Pedrola | Patrimonial | Maria Teresa Pailles | Patri. |
| Armando Gómez Flores | Patrimonial | Pedro Núñez Rojas | Patri. |
| Charles W. Tate | Patrimonial | Joseph V. Colonnetta | Patri. |
| D. Christina Weaver | Patrimonial | Jacob R. Capps | Patri. |
| Alfonso Miguel Gómez Flores | Patrimonial | Fernando Jiménez Gómez | Patri. |
| Guillermo Gómez Flores | Patrimonial | Ramses Moreno Valencia | Patri. |
| José Cacho Ribeiro (Secretary) | Related | Guillermo Turincio Pimentel | Related |

The Secretary of the Board of Directors is José Cacho Ribeiro and his alternate is Guillermo Turincio Pimentel. The Statutory Auditor is Luis Javier Fernández Barragán and his alternate is Carlos Ernesto Jáuregui Suáez. The Secretary and the Statutory Auditor may attend the Board of Directors meetings, but have no voting rights.

The individuals appointed as alternate members of the Board can only substitute their respective members in the case of temporary or permanent absence.

The following are brief biographies of the members of the Company's Board of Directors:


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*Juan Jaime Petersen Farah.* Mr. Petersen is currently Chief Executive Officer of Geltung Asesores, a financial consulting firm established in 1995. Previously, he was Chief Executive Officer at Grupo Mexicano de Video, S.A. de C.V., an entity created with the goal of operating and developing the Blockbuster franchise in Mexico. Mr. Petersen has serviced the Economic Board of the Jalisco Chamber of Commerce and advises diverse educational institutions regarding economic and sociologic issues. Previously, Mr. Petersen was Advisor to American Breco Corporation in Houston, Texas, and is currently Chairman of the Board of the Company. Mr. Petersen has a degree in Economics and has made studies in Social Science. He is 45 years old and has been on the Board for 5 years.

*Armando Gómez Flores.* He is President of the Board of Directors of GIG Desarrolladores Inmobiliarios, S.A. de C.V., which he co-founded with members of his family. He is also the Company's Advisory and member of the Board of Directors of Grupo Empresarial G, S.A. de C.V., Consorcio Inmobiliario G, S.A. de C.V., Regional Advisors to Banamex, S.A., Club Puerta de Hierro, A.C., Club Valle Real, A.C. and the American Chamber of Commerce, A.C., Palomar Country Club, A.C. He was Vice Presidente at Cámara de la Industria de la Construcción, A.C. in Jalisco. Mr. Gomez Flores is currently Director of PROVIVAC Jalisco and National Sub Director of PROVIVAC Federación en México, D.F. He is 48 years old and has been member of the Board for 10 years.

*Ernesto Moya Pedrola.* Mr. Moya holds a chemical engineering degree from the Universidad de Guadalajara, has an MBA from IPADE and has attended certain graduate classes at the ITESM. For the last 20 years he has held several managerial positions at various companies in the financial and industrial sectors. In 1995, Mr. Moya founded Evaluación y Manejo de Empresas, S.A. de C.V., a business consulting firm affiliated to Hicks Muse, a private equity investment firm headquartered in Dallas, Texas. He is currently the President of the Board of Directors of the Company, as well as Cyma Unión de Crédito, Vidrio Formas, Grupo Marzam and member of the board of MVS. He is 57 years old and has been member of the Board for 4 years.

*Charles W. Tate.* Mr. Tate started as a Partner in Hicks Muse in 1991 and is member of the firms' board of directors. He has over 30 years of experience in the financial and banking businesses. At Hicks Muse he has been key in the establishment of the company's presence in New York, in obtaining capital, in the organization, structuring and supervision of investments and in expanding its investment activities in Mexico and Latin America. Previously, Mr. Tate worked at Morgan Stanley & Co. for 19 years in the M&A area, and then, for two and a half years, he became director of the banking division. Prior to joining Morgan Stanley, Mr. Tate worked for Bank of America in New York from 1968 to 1971. Mr. Tate is member of the Board of various companies in which the firm has invested. Mr. Tate has a degree in Business Administration from the University of Texas and an MBA from Columbia University. He is 57 years old and has been member of the Board for 4 years.

*Joseph V. Colonnetta.* Mr. Colonnetta is a Partner at Hicks Muse, Tate & Furst. Prior to joining the firm, he was a Partner at Metropoulus and Co. where he participated in the acquisition of International Home Foods; he was also Vice Presidente at Del Monte Latin America and oversaw the activities of Chirardelli Chocolate Company and Morningstar Foods. Additionally, he performed several operative and managerial tasks at companies of Bass Investment Partners and Openheimer & Co. Mr. Colonnetta has a degree in Business Administration from University of Houston. He is 40 years old and has been member of the Board for 4 years.


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**c.1.2) Management Intermediary Committees**

The Board of Directors designated three committees, which consist of the Audit Committee, the Finance and Planning Committee and the Compensation Committee. Each of these committees is to be composed of an odd number of members. These Committees are composed mostly of Independent Directors, including the President, and has with the participation of Minsa's Statutory Auditor, who must attend (but not vote at) meetings of each of its committees.

The Committee members will remain in their positions for a year or until a newly appointed person takes over their position. The President and the Secretary are elected by the members' votes and the President's vote does not count in the event of tie.

The Committees will meet at anytime in which, either one or both, the President or the Secretary of the Board of Directors or any of its members, or the President or the Secretary of the respective Committee solicit a meeting. During each meeting, they will report to the Board of Directors of its activities. In addition, the Audit Committee will present an annual report during the Annual Shareholders' Meeting.

The member of the Committees, designated by the Board of Directors, act as the electoral college in terms of the Company's bylaws, and their faculties cannot be designated to an alternate such as Directors, Managers, Counselors, Commissioner or other equivalent. To be legally installed, the meetings of the Committees require the presence of at least most of its members, and its resolutions will be adopted upon the favorable vote of the majority of its members. The Statutory Auditor will be invited to the meetings but does not have the right to vote.

The Audit Committee has, among others, the following tasks:

1. Compile an annual report regarding its activities and present it to the Board of Directors; this report will also be presented to the Shareholders Meeting;
2. Give opinions regarding transactions with related parties as referred to in part d) of Section 4 of Article 14-Bis-3 of the Securities Market Law;
3. Propose the hiring of independent specialist in cases where it deems it necessary, so that they provide an opinion regarding transactions that are referred to in part d) of Section 4 of Article 14-Bis-3 of the Securities Market Law;
4. Supervise the Board of Director's and management's completion of the tasks outlined in the corporate charter, in the subsidiaries' corporate charter and the guidelines contained therein;
5. Ensure that the internal and external audits are completed as objectively as possible and that the financial information is useful, timely and trustworthy. In other words, that the information that is handed to the Board of Directors, the shareholders and the general public is transparent, sufficient and adequately reflects the Company's financial situation;
6. Recommend candidates for the Company's external audit firm to the Board of Directors;
7. Recommend the contract terms and conditions for the external auditors to the Board of Directors;
8. Support the Board of Directors by supervising the completion of auditing contracts;
9. Serve as a communication vehicle between the Board of Directors and the external auditors, as well as ensure the independence and objectiveness of the latter;
10. Review the work program, review letters and audit reports compiled by the external auditor and inform the Board of Directors of their results;
11. Make recommendations regarding the basis for preparing financial information to the Board of Directors;
12. Assist the Board of Directors in the revision of financial information and in the process of its preparation;
13. Contribute to the definition of general guidelines for the internal control system and evaluate its effectiveness;

14. Inform the Board regarding the general accounting policies that are applied in the preparation of financial statements in order to guarantee the users of that information that the Company is following the accounting policies approved by the Board of Directors;
15. Ensure that intermittent financial information is being prepared under the same policies, criteria and practices as the information prepared at year-end. This process can be aided by the internal and external auditors, as well as the Company's examiner;
16. Evaluate and submit an opinion regarding the effectiveness of the internal control system;
17. Assist the Board of Directors in the coordination and evaluation of the annual internal audit plans, coordinate the efforts of the internal and external auditors and the Examiner, and verify that they are applying the necessary mechanisms in order to prove that the Company is meeting the various requirements it is subject to;
18. Propose to the Board of Directors the approval of mechanisms that are necessary to ensure that the financial information presented to the Board is of good quality. The internal and external auditors, as well as the Company's Examiner can participate in this process;
19. Monitor the activities of the Board members and the first two tiers of management at the Company and its subsidiaries to ensure that they are within their legal boundaries;
20. Present recommendations to the Evaluation and Compensation Committee regarding the removal of Board members of the Company and its subsidiaries, as well as members of the management team, for violating the corporate charter or any legal requirement of the Company and its subsidiaries;
21. Approve the internal control regulations and administrative procedures of the Company;
22. Monitor the compliance of corporate practices established by the General Law of Mercantile Companies or the laws that substitute it, as well as the corporate charter, and the protection of minority shareholders' rights that these establish;
23. Obtain, from the Board of Directors and the Company's various committees, reports that it deems reasonably necessary to evaluate the Company's activities and, in certain cases, present the corresponding report at the shareholders meeting;
24. Monitor that the transactions entered into with related parties or shareholders are in accordance with market conditions and legal practices and uses;
25. Instruct the Company's Board of Directors to initiate legal action in the event that members of management of the Company's subsidiaries are in violation of the corporate charter.

The Audit Committee is composed of the following members:

| **Name** | **Title** |
|---|---|
| Jose Del Monte Ceceña | President (Independent) |
| Eduardo Humberto Jiménez González | Independent |
| D. Christina Weaver | Related |
| Luis Javier Fernández Barragán | Permanent Guest |
| Francisco Mauricio Alvarado Navarro | Permanent Guest |
| José Ernesto Cacho Ribeiro | Permanent Guest |
| Guillermo Turincio Pimental | Permanent Guest |
| Héctor Hurtado Peña | Permanent Guest |
| Àlvaro Caballero Vigueras | Permanent Guest |

This Committee relies on Mr. José Del Monte as a financial expert, given that he is considered as such, since he has vast experience obtained in various areas including external auditing, control and finance.

The Finance and Planning Committee is composed of the following members:

| Name | Position | Title |
|---|---|---|
| Juan Jaime Petersen Farah | Independent Director | President |
| Ernesto Moya Pedrola | Independent Director | Member of the Board |
| Joseph V. Colonnetta | Patrimonial Director | Member of the Board |
| D. Christina Weaver | Independent Director | Member of the Board |
| José Cacho Ribeiro | General Manager | Permanent Guest |
| Guillermo Turincio Pimentel | Chief Financial Officer | Permanent Guest |

The Compensation Committee is composed of the following members:

| Name | Position | Title |
|---|---|---|
| Juan Jaime Petersen Farah | Independent Director | President |
| Ernesto Moya Pedrola | Independent Director | Member of the Board |
| Guillermo Turincio Pimentel | Chief Financial Officer | Permanent Guest |

**c.1.3) Major Shareholders**

The following table presents information with respect to the ownership of Minsa as of December 31, 2002, by each shareholder known to us to own beneficially more than 2.0% of our shares outstanding.

| Shareholder Name | Number of Shares Held | Percentage (%) |
|---|---|---|
| Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the 200040-5 trust, for whom PEO y HMTF are its trustees | 132,686,635 | 85.3% |
| GBM Grupo Bursátil Mexicano, S.A. de C.V. Casa de Bolsa | 4,733,300 | 3.0% |
| Securities market | 18,221,114 | 11.7% |
| **Total** | 155,641,049 | 100.0% |

PEO owns, through Corporación de la Industria Alimenticia, S.A. de C.V. of Messrs. Raymundo, Armando, Alfonso and Guillermo Gómez Flores and other members of the Gómez Flores family (jointly the "Gómez Flores family"). The Gómez Flores family headed a group of investors which acquired from the Mexican Government the following companies: DINA Autobuses, S.A. de C.V., DINA Camiones, S.A. de C.V., DINA Plásticos, S.A. de C.V. and DINA Motores, S.A. de C.V. The Gómez Flores family has been involved in the real estate and construction business in Guadalajara, Jalisco, since 1978 and, subsequently, in other regions of the country and in the southern part of the United States.

In October 1999, PEO sold approximately 46.3% of its stake in the Company (equivalent to approximately 32.3% of the Company's float) to four investment funds sponsored by Hicks Muse. Hicks Muse is a leading global private equity investment fund, whose goal is to manage a diversified portfolio of investments in companies in the manufacturing and services industries with high potential for capital appreciation.


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Hicks Muse has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. Since 1996 Hicks Muse has invested, or has committed to invest, US$2 billion in Latin America. This private equity investment fund has access to a significant amount of capital from its funding partners, which are large public and private pension funds, insurance companies, international financial institutions and corporations.

With offices located in Dallas, Buenos Aires and London, the fund has managed to establish long-term funding relationships, which allows completing acquisitions of any size.

The shares owned by PEO and HMTF were transferred to a trust in which the five previously mentioned entities are both trust and trustees. As of December 31, 2002, approximately 85% of the Company's shares outstanding were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed with PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements. Finally in the context of the operation, the Company's bylaws were amended with the purpose of eliminating restrictions regarding the purchase of the Company's shares by foreigners. In addition, certain minority holders' rights were added regarding the incorporation of voting rights for this group for certain relevant events.

## d) Corporate Bylaws and Other Agreements

### d.1) Corporate Bylaws

#### d.1.1) Overview and Relevant Changes

The Company was incorporated on October 13, 1993 as a corporation with variable capital, according to the laws of Mexico with its corporate headquarters in Guadalajara, Jalisco, Mexico.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 29, 1997, this minute was registered through the signing of public filing 90,424 on May 23, 1997, signed before Mr. Ignacio Soto Borja, notary public number 129 of the City of Mexico, registered with the Public Registry of Property and Commerce of Guadalajara, Jalisco on June 19, 1997 under the entry without number, volume 634 of the First Book of Commerce Registry and on July 25, 1997 in the Public Registry of Property and Commerce of Tlalnepantla in the State of Mexico under section 145 of volume 34 in the First Book of Commerce, in which the Company changed its corporate headquarters from Guadalajara, Jalisco to Tlalnepantla, Mexico. As a result, the shareholders' meetings, which may be attended by all holders of the Company's shares, are, from this point forward, held in the municipality of Tlalnepantla in the State of Mexico.

By virtue of the agreements adopted by the General Extraordinary Shareholders' Meeting conducted on October 29, 1999, this minute was registered through the signing of public filing number 21,761 on October 29, 1999, signed before Mr. Horacio Aguilar Álvarez Alba, notary public number 39 in Tlalnepantla, Mexico, registered on January 5, 2000 in the Public Registry of Property and Commerce in Tlalnepantla, Mexico, under section 699 of volume 38 of the First Book of Commerce. The Company modified its entire corporate bylaws. Among the most relevant changes made in the corporate bylaws are the following:


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(i) Approval of the conversion of the Company's shares with voting rights to a single series of ordinary nominative shares not expressed in nominal value, denominated Series "B". These shares give their holders equal rights (with the exception of the right to withdrawal which only corresponds to the shares representative of the Company's variable capital stock). This series remained composed of two share classes: (i) Series "B" Class I, represents the minimum fixed capital (which currently reaches Ps. 260,283,700) without withdrawal rights which is composed of 65,070,925 ordinary nominative shares not expressed in nominal value and without withdrawal rights, which up until the conversion were denominated Series "A" shares; and ii) Series "B" Class II, which is composed of shares representatives of the variable portion of the capital stock and is composed of the 62,519,124 Series "B" shares which were in circulation until then. As a result of this and other modifications to the Company's corporate governance, the restrictions against the acquisition of shares from foreigners were eliminated. It is worth noting that the modifications that have been referred to do not affect the Series "C" shares whatsoever, which are the non-voting right shares representing the variable portion of the Company's capital and which were issued under the shelter of the third fraction of article 14-bis of the Securities Market Law, by the express authorization of the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or *CNBV*) and the Series "B" shares are freely subscribed therefore they can be acquired or subscribed by Mexican or foreign investors.

(ii) Certain provisions were incorporated into the bylaws, which subjugate the adoption of resolutions regarding certain "Relevant Events" (a term which is defined in the Company's corporate bylaws) to a vote of nine of the eleven members of the Board of Directors. Among the "Relevant Events" are: (i) the reimbursement, repurchase and amortization of shares issued by the Company, (ii) the issuance of debt, notes, loans, or other similar instruments, in individual or series form (iii) the provision of rights to register on the exchange for a forced sale of the Company's shares (iv) the adoption of any business plan or budget (v) the naming or removal of the Chief Executive Officer (vi) the provision of any guarantee or the creation of any tax on any asset of the Company (vii) the signing of any contract with shareholders, advisors or board members of the Company (viii) the obtaining of credits in excess of those amounts indicated in the bylaws.

(iii) An Executive Committee was created, the members of which will be selected by a majority vote of the Board of Directors.

By virtue of the agreements adopted by the General Extraordinary Shareholders Meeting conducted on April 30, 2001, during which a minute was signed through the registration of public number 3,532 on May 17, 2001, signed before Mr. Francisco I. Hugues Velez, notary public number 212 of Mexico City pending registration in the Public Registry of Property and Commerce of Tlalnepantla, Mexico by virtue of its recent attainment, the Company modified its entire corporate bylaws. These changes were made for the purpose of accommodating the corporate bylaws of the Company to the requirements of Circular 11-33 issued by the National Banking and Securities Commission, which was published in the Official Gazette of Mexico on November 23, 2000 and which includes, among other things, the "Code for Best Corporate Governance Practices". Among the most relevant changes in the corporate bylaws are the following:

(i) The incorporation of certain provisions regarding the functions of the Board of Directors including the incorporation of certain obligations of each Member.

(ii) The Company's obligation, when necessary, of providing a form which contains detailed information on and possible alternatives to topics up for vote instruction on how shareholders can submit their votes during shareholders' meetings that they are invited to attend.

(iii) The creation of intermediary organizations that should support the Board of Directors and its Members. Regarding this, the bylaws state that the creation of an Evaluation and Compensation Committee, an Audit Committee and a Finance and Planning Committee. Structurally, each of these Committees is composed of members of the Board of Directors and performs functions as an extension of the Board itself in order to provide support in decision-making.

(iv) The Company must have an Internal Auditing Department in charge of valuing the financial information presented periodically to the Board of Directors and that, by the same token, the Company must have an internal control system that covers at least (i) policies and procedures; (ii) segregation of functions; (iii) operations manuals; (iv) legal position of the Company; and (v) protection of assets.

By virtue of the agreements adopted during the General Ordinary Shareholders' Meeting conducted on December 31, 2001, during which a minute was signed through the registration of public number 5,284 on December 31, 2001, signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of Mexico City, the Company agreed on the conversion of Series "C" shares (without voting rights) into Series "B" Class II (with voting rights). In terms of the corresponding resolutions, this conversion will be conducted voluntarily by the holders of Series "C" shares within 5 years following the publication of the corresponding conversion notices. The resolutions that precede the obtaining of the necessary authorizations and approvals for merging share classes, stipulate that if the necessary authorizations and approvals are not obtained within one (1) calendar year, they will not become effective.

By virtue of the agreements adopted during the General Extraordinary Shareholders' Meeting conducted on April 30, 2002, during which a minute was signed through the registration of public number 6,658 on June 13, 2002 signed before Mr. Francisco I. Hugues Vélez, notary public number 212 of the City of Mexico, the Company modified its entire corporate bylaws. These changes were made in order to meet the requirements of the changes in the Securities Market Law published in the Official Gazette of Mexico on June 1, 2001. Among the most relevant changes made to the Company's corporate bylaws were the accommodation of the management structure, particularly regarding the structure and function of Management's intermediary organizations.

**d.2) Ownership Rights**

All of the shares participate equally in the dividends, reimbursements, amortizations or distributions. In the case of partially paid shares, these will participate in such dividends, reimbursements, amortizations or distributions if they are paid at the moment of realizing these.

**d.3) Voting Rights**

The Series "B" Class I and Series "B" Class II shares, give their holders full voting rights. The Series "B" shares must, at all times, represent at least 75% of the shares that make up the capital stock and 100% of the total common shares with voting rights. All of the Company's shares are freely subscribed and can therefore be purchased by Mexican or foreign individuals or legal entities.

The Series "C" shares do not have voting rights and were issued under the shelter of the third portion of Article 14-bis of the Securities Market Law. The Series "C" shares can, at no point in time, represent more than 25% of the capital stock. These shares are freely subscribed and can be purchased by Mexican or foreign investors. The holders of these Series "C" shares do not have the minority right to designate Members of the Board of Directors or Deputies. The resolutions that precede the obtaining of the necessary authorizations and approvals for merging share classes, stipulate that if the necessary authorizations and approvals are not obtained within one (1) calendar year, they will not become effective.

As of December 31, 2001, the Company's Shareholder Meeting voted to convert the Series "C" shares (non-voting) into Series "B" Class II (voting) shares. In accordance with the corresponding resolutions, this conversion will be realized voluntarily by the holders of Series "C" shares within 5 years of the date of publication of the conversion notice.

**d.4) Cancellation of the registration of shares with the National Securities Registry and Intermediaries**

In accordance with the Company's corporate bylaws, in the event of the cancellation of shares registered with the National Securities Registry and Intermediaries, either at the Company's request or due to a resolution adopted by the National Banking and Securities Commission in legal terms, the shareholders that retain control of the Company will be required to conduct a tender offer for the shares prior to their cancellation at the higher price between: (i) the average closing price of the shares during the thirty days that they traded before the offer, or, (ii) the book value of the shares reported to the Commission and the Mexican Stock Exchange for the last quarter prior to the offer, unless the National Banking and Securities Commission authorizes a different price upon authorizing the tender offer due to the corresponding cancellation of the share registration. The shareholders that retain control of the Company will not be obligated to conduct the Tender Offer described above if the consent of 100% of the shareholders is obtained for the cancellation of the shares registered with the National Securities Registry and Intermediaries.

**d.5) Changes in the capital stock and rights of preference**

The fixed portion of the Company's capital stock can only by increased or decreased through a resolution of the General Extraordinary Shareholders' Meeting, while the increases or decreases in the variable part of the capital stock can be completed through a resolution made by the General Ordinary Shareholders' Meeting. The General Shareholders' Meeting, or in some cases, the Board of Directors that decrees the increase, will establish the terms under which the capital increase will be completed.

In the event of a capital increase conducted through a cash payment or through the capitalization of the Company's liabilities, the holders of existing and outstanding shares will have preference to subscribe to the new shares issued or put into circulation to represent the increase, in proportion to the number of shares that they hold, during a period of 15 calendar days as of the date of publication of the corresponding notice in the Official Gazette of the Country or in the official paper in the city of the Company's headquarters.

This right of preference should not be granted if: (i) the share subscription is conducted under the shelter of article 81 of the *Ley del Mercado de Valores*; (ii) it is in reference to the issuance of convertible obligations for shares issued according to article 210 Bis of the *Ley General de Titulos y Operaciones de Credito*; (iii) the shareholders waived this right of preference upon approving a capital increase in the event that treasury shares were issued, (iv) the subscription involves treasury shares that were purchased by the Company in the securities market under the shelter of article 14 Bis of the Securities Market Law, or, (v) in relation to mergers. In accordance with Mexican laws, the rights of preference cannot be waived in advance and a negotiable instrument independent of the corresponding share cannot represent them.


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The shares outstanding representing the variable portion of the Company's capital stock can be cancelled by the shareholders in full or partially at the lowest price between: (i) 95% of the value traded on the stock exchange, which is calculated by taking the average trades executed during the 30 days prior the day the cancellation takes effect, or, (ii) the book value of the shares reported in the cash flow statement approved by the General Ordinary Shareholders' Meeting for the fiscal year during which the cancellation took effect. The shareholders that decide to cancel all or part of the variable portion of their shares must notify the Company in writing. If this notification is received before the last quarter of the fiscal year, the cancellation can be completed before the close of the fiscal year; otherwise, it can be completed before the close of the following fiscal year.

**d.6) Shareholders' Meetings**

The General Shareholders' Meetings can be Extraordinary or Ordinary. The General Extraordinary Shareholders' Meetings will be convoked to discuss any situation indicated in article 182 of the *Ley General de Sociedades Mercantiles.* All other General Meetings will be Ordinary.

The notices for the Shareholders' Meetings will be conducted by the (i) Board of Directors or the Commissaries; or (ii) a petition from the shareholders representing at least 10% of the capital stock, represented by voting shares (including in limited or restricted form), requested in writing, at any time, that the Board of Directors or the Commissary convene a General Shareholders' Meeting to discuss the specified in the corresponding request.

The notices for the Shareholders' Meetings must be published in the Official Gazette of the Country or in one of the major newspapers in circulation in the city of the Company's headquarters at least 15 calendar days prior to the date of the Meeting.

The General Ordinary Shareholders' Meeting will be conducted at least once a year within four months after the close of each fiscal year to inform of the financial results of the previous year and to approve the report from the Board of Directors. The General Extraordinary Shareholders' Meetings will be conducted whenever there is a topic to discuss included in article 182 of the *Ley General de Sociedades Mercantiles.*

To attend the Shareholders' Meetings, a corresponding admission card must be presented, which will be given only to the shareholders that claim it at least 24 hours prior to the time of the Shareholders' Meeting, as well as through the registration of their shares with the Company's registrar or the certificates or proof of deposit with a credit institution or a stock broker in the terms of the regulations of the Securities Market Law.

For a General Ordinary Shareholders' Meeting to be considered legally according to the first notice, it should be attended by the holders of at least 50% of the Series "B shares and the resolutions will be considered valid when the majority of the votes of the Series "B" shares are in favor.

In the event of a second notice, the General Ordinary Shareholders' Meetings could be validly conducted when any number of the common and ordinary shares with voting rights is present and the resolutions will be considered valid when the majority of the Series "B" votes are in favor.

For a General Extraordinary Shareholders' Meeting to be considered legally binding according to the first notice, holder of 75% of the series "B" shares must be present and the resolutions will be considered valid when at least 50% of the series "B" votes are in favor. With respect to Extraordinary Shareholders' Meetings held according to second and subsequent notices, independent of the number of shares represented, the resolutions will be valid when more than 50% of the series "B" shares vote in their favor.


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**d.7) Dividends**

Of the net profits of each fiscal year; (i) 5% is separated from the net profits to establish, increase or replace the legal reserve fund until it reaches the equivalent of 20% of the capital stock; (ii) the amounts that the General Ordinary Shareholders' Meeting agrees on applying to create or increase general or special reserves; (iii) of the remaining amount, the Company can reinvest a substantial portion of its profits, although it could also pay dividends in the amount periodically determined, subject to certain exceptions and considerations; and (iv) the surplus, if it exists, will be at the disposal of the shareholders in the General Ordinary Shareholders' Assembly or the Board of Directors if so authorized by the Assembly, who will apply the surplus in a manner deemed appropriate. The Company has established bank credits which limit its ability to pay dividends.

**d.8) Dissolution and Liquidation**

The Company will dissolve itself in any of the cases stated in article 229 of the *Ley General de Sociedades Mercantiles*, through the agreement of the General Extraordinary Shareholders' Meeting. The dissolved company will be liquidated. The General Extraordinary Shareholders' Meeting will designate one or more liquidators authorized by Mexican law or by a resolution of the General Extraordinary Shareholders' Meeting that will designate them.

**d.9) Management Intermediary Committees**

As mechanisms to support the Board of Directors' functions, the Board itself will rely on management intermediary branches, known as Committees, which include, at a minimum, the Evaluation and Compensation Committee, the Audit Committee and the Finance and Planning Committee. These Committees will assist the Board of Directors in making decisions in the areas for which they were created.

Committee members must be invited to, not only the Board meetings, but also to any committee meeting that the Board has called.

Structurally, each Committee will consist of patrimonial members or alternates of the Board of Directors and will act as an extension of the Board itself to provide support in the decision-making process. Patrimonial Board members and alternates may participate in more than one Committee, to be determined by the Board itself. These branches must not interfere in the operation of the Company; therefore, to complete their duties, they should be supported by the Company's management. Consequently, the Committees created by the Board of Directors under the terms of the corporate charter, will not constitute an executive branch nor will it assume duties that correspond to the Board of Directors or the operations of the Company.

**d.10) Other Agreements**

**d.10.1) Contracts with Hicks Muse and HMTF**

In October 1999, Promotora Empresarial de Occidente, S.A. de C.V. ("PEO"), one of the Company's largest shareholders, sold approximately 46.3% of its stake in the Company (approximately 32.3% of the Company's float) to HMTF. The acquirers are sponsored by Hicks Muse, a leading global private equity investment fund which has completed, or is negotiating, over 300 transactions with a value of over US$37 billion. The shares owned by PEO and HMTF were allocated to a trust in which the five previously-mentioned entities are both trust and trustees. As of December 31, 2001, approximately 73% of the Company's shares outstanding


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were under the custody of the trust. As part of the sale and purchase agreement completed with the acquisition of the shares issued by the Company on behalf of HMTF, the capital was subscribed to PEO and other individuals and legal entities through diverse contracts which include: (i) the Trust Contract, previously mentioned; (ii) a Shareholders' Agreement; (iii) a Registration Rights Agreement; and (iv) two Monitoring and Oversight Agreements.

Regarding the Shareholders' Agreement signed by PEO, HMTF, the Company and other related parties, the adoption of certain resolutions and the exercise of voting rights during the Shareholders' Meeting for certain relevant events requires the approval by PEO and HMTF, whose rights are exercised in large blocks through the trust. Therefore, PEO and HMTF have the ability to appoint most of the board members to the Company and decide regarding any measure to be taken that require the approval from the shareholders. In the case of a disagreement between PEO and HMTF related to some identified issued in the Shareholders Agreement as relevant, PEO and HMTF can initiate a process which will conclude in the sale of the capital under custody to one of the parties or to third parties.

The Shareholders' Agreement referred to in the previous paragraph grants PEO and HMTF certain rights and imposes certain obligations in the event that the shares which they own are acquired by a third party. These rights and obligations include: (i) the right of first refusal of either party to acquire the shares offered to a third-party; (ii) the right of either party to participate proportionate to their holdings in the combined transactions related to said shares with third parties; and (iii) the obligation of the parties to make available to the other their shares being offered to a third party.

PEO, HMTF and the Company have, in addition, signed a Registration Rights Agreement which grants HMTF the right, at its discretion, to enlist the Company's shares with the Securities and Exchange Commission as well as to take the measures deemed necessary to realize a public offering in Mexico or the U.S. of shares or securities issued by the Company. The completion of a public offering of PEO and HMTF shares or the update of one of the assumptions contemplated in the Shareholders' Agreement which has been referred to could cause these companies to give up control of the majority of the Company's shares with voting rights, which could result in management changes. This could cause a default on the Company's credit contracts and could have a negative effect on the businesses, the financial position, the operating results and prospects of the Company.

**e) Other Corporate Governance Practices**

The Board of Directors is responsible for managing the Company and consists of 9 members and their alternates, who can only replace their respective member. The Patrimonial Directors and their alternates are elected during the General Ordinary Shareholders' Meeting, with the understanding that the Patrimonial Directors appointed during the General Ordinary Shareholders' Meeting are entitled to participate in the election of their respective alternates.

The notices for the Shareholders' Meetings will be conducted by the (i) Board of Directors or the Commissaries; or (ii) a petition from the shareholders representing at least 10% of the capital stock, represented by voting shares (including in limited or restricted form), requested in writing, at any time, that the Board of Directors or the Commissary convene a General Shareholders' Meeting to discuss the specified in the corresponding request.

The notices for the Shareholders' Meetings must be published in the Official Gazette of the Country or in one of the major newspapers in circulation in the city of the Company's headquarters at least 15 calendar days prior to the date of the Meeting.

The General Ordinary Shareholders' Meeting will be conducted at least once a year within four months after the close of each fiscal year to inform of the financial results of the previous year and to approve the report from the Board of Directors. The General Extraordinary Shareholders' Meetings will be conducted whenever there is a topic to discuss included in article 182 of the *Ley General de Sociedades Mercantiles.*

The Board of Directors will meet on the dates and frequency determined formally each year, which is at least once every three months. It will be unnecessary to issue invitations for sessions whose dates have been approved by the Board itself.

In addition, the Board of Directors can meet on any other date determined by the Chief Executive Officer, at least 25% of the Board or any Examiner of the Company, by way of inviting all the members and their alternates via mail, telegram, fax, messenger or any other method that will ensure receipt by all members of the Board at least 5 days prior. In any event, the Company's Examiner must be invited. The Board of Directors may resolve any issue at any time, without prior invitation, provided that all members or their alternates are present.

The Company has been using the services of Galaz, Yamazaki, Ruiz Urquiza, S.C./ Deloitte since fiscal year 2002. Mr. Luis Javier Fernández, an associate of the firm, who has been with them for 21 years, is supervising Minsa's account.

The supervision of the Company will be in the hands of an Examiner and his alternate. The Examiner and his alternate will be designated at the Shareholders Meeting. Examiners can be reelected. At present, the Company's Patrimonial Examiner is Mr. Luis Javier Fernández Barragan and his alternate is Mr. Carlos Ernesto Jáuregui Suárez. Both Mr. Fernández and Mr. Jáuregui are associates of the firm Galaz, Yamazaki, Ruiz Urquiza, S.C./ Deloitte.

## 5) SECURITIES MARKET

### a) Shareholder Structure

As of December 31, 2003, the Company's market capitalization reached a historic Ps. 622,564 thousand, represented in a total of 155,641,049 shares as follows: (i) Series "B" Class I Shares, which represent the minimum portion of shareholders' equity, which may not be withdrawn, and is composed by 65,070,925 registered ordinary shares, without nominal value and without withdrawal rights, and Series "B" Class II Shares, conformed by the shares that represent the variable portion of the shareholders' equity and that are integrated by 62,245,124 registered ordinary shares, without nominal value, which may be withdrawn and (ii) Series "C" Shares compile, as of December 31, 2003, by 28,325,000 shares without voting rights, representative of the variable portion of the shareholders' equity and that were not issued under the third section of the Article 14-bis of the Securities Market Law, through expressed authorization from the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores). All the shares issued by the Company are freely subscribed and may be purchased by Mexican and foreign investors.


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The following table sets forth the information regarding the Company's shareholders as of December 31, 2003. These identified shareholders hold over 2% of the Company's shares outstanding:

| Shareholder Name | Number of Shares Held | Percentage (%) |
|---|---|---|
| Citibank México, S.A. Grupo Financiero Citibank, serves as custodian of the 200040-5 trust, for whom PEO y HMTF are its trustees | 132,686,635 | 85.3% |
| GBM Grupo Bursátil Mexicano, S.A. de C.V. Casa de Bolsa | 4,733,300 | 3.0% |
| Securities market | 18,221,114 | 11.7% |
| **Total** | 155,641,049 | 100.0% |

**b) Share Price Performance**

The following table shows the closing price of the last business day of each month indicated according to Mexican Stock Exchange reports.

| Historical Minsa Series "C" | | | | |
|---|---|---|---|---|
| Month | High | Low | Close | Volume |
| Mar-98 | 5.60 | 4.50 | 4.80 | 7,460,000 |
| Jun-98 | 5.60 | 4.53 | 4.68 | 9,930,000 |
| Sep-98 | 4.30 | 2.50 | 3.50 | 3,147,000 |
| Dec-98 | 4.30 | 2.91 | 4.30 | 9,320,000 |
| Mar-99 | 4.76 | 3.70 | 4.45 | 4,223,000 |
| Jun-99 | 4.45 | 2.80 | 2.90 | 2,402,000 |
| Sep-99 | 3.08 | 2.20 | 2.50 | 1,663,000 |
| Dec-99 | 5.08 | 2.40 | 4.90 | 3,360,000 |
| Mar-00 | 5.08 | 4.20 | 5.00 | 4,855,000 |
| Jun-00 | 5.00 | 4.49 | 4.57 | 2,186,000 |
| Sep-00 | 4.57 | 3.24 | 3.70 | 234,000 |
| Dec-00 | 3.70 | 2.95 | 2.95 | 2,000 |
| Mar-01 | 2.95 | 2.36 | 2.36 | 906,500 |
| Jun-01 | 1.84 | 1.40 | 1.40 | 54,000 |
| Sep-01 | 1.37 | 1.10 | 1.37 | 138,000 |
| Dec-01 | 1.40 | 1.30 | 1.32 | 2,312,000 |
| Mar-02 | 1.80 | 1.32 | 1.55 | 177,000 |
| Jun-02 | 1.80 | 1.55 | 1.80 | 4,632,000 |
| Sep-02 | 2.00 | 1.80 | 1.80 | 277,000 |
| Dec-02 | 1.80 | 1.80 | 1.80 | 45,000 |
| Mar-03 | 2.55 | 1.80 | 2.55 | 23,000 |
| Jun-03 | 3.00 | 2.55 | 2.95 | 11,000 |
| Sep-03 | 3.40 | 2.80 | 3.40 | 30,000 |
| Dec-03 | 3.40 | 3.26 | 3.30 | 1,200 |
| Jan-04 | 3.30 | 3.30 | 3.30 | 0 |
| Feb-04 | 3.30 | 3.00 | 3.00 | 1,400 |
| Mar-04 | 3.00 | 2.70 | 2.70 | 20,000 |
| Apr-04 | 2.70 | 2.50 | 2.50 | 42,200 |
| May-04 | 2.50 | 2.50 | 2.50 | 10,800 |

## 6) RESPONSIBLE PARTIES

The daily operation and direction of the Company's businesses will be under the supervision of Chief Executive Officer, elected by the Board of Directors.

The management of the Company is conducted by a team of professionals with vast experience in the sector. The following chart lists the Company's directors and their number of years with the Company:

| **Name** | **Title** | **Years with Minsa** | **Years in the industry** |
|---|---|---|---|
| José Cacho Ribeiro | General Manager | 10 years | 17 years |
| Guillermo Turincio Pimentel | Chief Financial Officer | 4 years | 4 years |
| Antonio Hernández Caloca | Chief Marketing Officer | 10 years | 10 years |
| Carlos Fernández Treviño | National Director of Logistics and Client Service | 10 years | 10 years |

*José Cacho Ribeiro* started working for the Company in 1994 and has been Minsa's Executive Director since 1998. Before joining, he worked at Ralston Purina México, as Regional Director of Operations. Mr. Cacho is a Veterinarian from Universidad Autónoma de México and he completed Senior Management studies at the Instituto Tecnológico Autónomo de México (ITAM).

*Guillermo Turincio Pimentel* holds an accounting degree and an MBA, with concentration in Management and Finance, from the Instituto Tecnológico Autónomo de México (ITAM). He has also completed studies in human resources. Mr. Turincio has held several managerial positions in transnational companies in the financial and operations areas. His responsibilities have ranged from Chief Financial Officer at Cintra, S.A. de C.V., Sears Roebuck de México S.A. de C.V., and Sonoco Products Co. He began his career as an external auditor at Mancera, Ernst and Young, and he is a Board Member of U.S. Display de México. He is also member of the Board of Advisors for Alliant International University in Mexico City. At Minsa, he is the Chief Financial Officer.

*Antonio Hernández Caloca.* Mr. Hernández completed the degree of Public Accountant from Universidad Nacional Autónoma de México, and worked as Sales and Marketing Director of Ralston Purina de México and Chief Executive Officer of Maíz de Teotihuacan, S.A. de C.V. Mr. Hernández has been with Minsa for 9 years and currently holds the position of Chief Marketing Officer.

*Carlos Fernández Treviño.* Mr. Fernández is the National Director of Logistics and Client Service. From 1996 to 1998 he was Commercial Director of the Plant at Tlalnepantla and for 8 years held various positions within the Company. Previously, he held various positions at Ralston Purina México. Mr. Fernández received a degree in veterinary medicine from Universidad Michoacana, and completed an MBA from the Instituto de Tecnológico de Estudios Superiores de Monterrey, as well as Business Development studies.


minsa

## 7) ADDENDUMS

7.1) Audited Financial Statements

minsa

**Grupo Minsa, S.A. de C.V. and Subsidiaries**
**(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)**

Consolidated Financial Statements
For the Years Ended December 31, 2003 and 2002, and Independent Auditors' Report Dated March 26, 2004

**Grupo Minsa, S.A. de C.V. and Subsidiaries**
**(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)**

# Independent Auditors' Report and Financial Statements 2003 and 2002

**Table of contents**

# Independent Auditors' Report to the Board of Directors and Stockholders of Grupo Minsa, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Minsa, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Notes 1 and 11 to the accompanying consolidated financial statements, on April 23, 2003 the Company concluded the restructuring of its bank loans, by signing two new loan agreements to refinance the loans previously contracted.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Minsa, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Our audits also included auditing the adjustments to convert the financial statements of the foreign subsidiaries into accounting principles generally accepted in Mexico for purposes of consolidation.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
A Member Firm of Deloitte Touche Tohmatsu

C.P.C. Luis Javier Fernández Barragán

March 26, 2004

**Grupo Minsa, S.A. de C.V. and Subsidiaries**
**(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)**

# Consolidated balance sheets

**As of December 31, 2003 and 2002**
**(In thousands of Mexican pesos of purchasing power of December 31, 2003)**

## Assets

| | 2003 | 2002 |
|---|---|---|
| Current assets: | | |
| Cash and temporary investments | $ 68,168 | $ 58,996 |
| Accounts and notes receivable, net | 268,722 | 272,794 |
| Accounts receivable from related parties | 52,423 | 19,652 |
| Inventories, net | 76,411 | 308,458 |
| Prepaid expenses | 7,925 | 728 |
| Total current assets | 473,649 | 660,628 |
| Account receivable from Mexican treasury department, net | - | 92,237 |
| Property, plant and equipment, net | 1,550,094 | 1,582,346 |
| Trademarks, net | 257,161 | 285,765 |
| Other assets, net | 60,850 | 82,830 |
| Deferred income taxes | 85,208 | 101,298 |
| Total | $ 2,426,962 | $ 2,805,104 |

## Liabilities and stockholders' equity

| | 2003 | 2002 |
|---|---|---|
| Current: | | |
| Bank loans and current portion of long-term debt | $ 91,801 | $ 61,104 |
| Notes and accounts payable to suppliers | 85,104 | 91,175 |
| Accounts payable to related parties | 44,639 | 198,527 |
| Other payables and accrued liabilities | 82,505 | 84,391 |
| Total current liabilities | 304,049 | 435,197 |
| Long-term debt | 929,006 | 975,767 |
| Additional liability for employee retirement obligations | 2,560 | 2,260 |
| Total liabilities | 1,235,615 | 1,413,224 |
| Stockholders' equity: | | |
| Common stock | 2,224,336 | 2,224,336 |
| Additional paid-in capital | 440,472 | 440,472 |
| Accumulated deficit | (1,087,950) | (835,932) |
| Reserve for repurchase of shares | 141,563 | 141,563 |
| Cumulative initial effect of deferred income taxes | 80,224 | 80,224 |
| Cumulative effect of restatement | (606,050) | (657,535) |
| Adjustment of additional liability for employee retirement obligations | (1,248) | (1,248) |
| Total stockholders' equity | 1,191,347 | 1,391,880 |
| Total | $ 2,426,962 | $ 2,805,104 |

See accompanying notes to consolidated financial statements.

## Grupo Minsa, S.A. de C.V. and Subsidiaries
## (A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

# Consolidated statements of operations

**For the years ended December 31, 2003 and 2002**
**(In thousands of Mexican pesos of purchasing power of December 31, 2003, except per share information expressed in Mexican pesos)**

| | 2003 | 2002 |
|---|---|---|
| Net sales | $ 2,103,901 | $ 2,039,062 |
| Cost of sales | 1,677,567 | 1,582,465 |
| Gross profit | 426,334 | 456,597 |
| Operating expenses: | | |
| Administrative | 186,428 | 196,310 |
| Selling | 272,611 | 269,586 |
| | 459,039 | 465,896 |
| Loss from operations | (32,705) | (9,299) |
| Other income, net | (19,960) | (5,018) |
| Special item | 72,274 | 48,954 |
| Comprehensive financing costs: | | |
| Interest income | (3,163) | (5,293) |
| Interest expense | 108,191 | 80,368 |
| Exchange loss, net | 64,083 | 83,494 |
| Monetary position gain | (31,247) | (18,538) |
| | 137,864 | 140,031 |
| Loss from continuing operations before provision for income taxes | (222,883) | (193,266) |
| Provision for income taxes | 29,135 | (41,352) |
| Loss from continuing operations | (252,018) | (151,914) |
| Loss from discontinued operations | - | (114,983) |
| Net loss | $ (252,018) | $ (266,897) |
| Loss per share: | | |
| From continuing operations | $ (1.62) | $ (0.97) |
| From discontinued operations | - | (0.74) |
| Loss per share | $ (1.62) | $ (1.71) |
| Weighted average shares outstanding ('000) | 155,641 | 155,641 |

See accompanying notes to consolidated financial statements.

Grupo Minsa, S.A. de C.V. and Subsidiaries
(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)

# Consolidated statements of changes in stockholders' equity

**For the years ended December 31, 2003 and 2002**
**(In thousands of Mexican pesos of purchasing power of December 31, 2003)**

| | Common Stock Historical | Restatement | Additional Paid-in Capital | Accumulated Deficit | Reserve for Repurchase of Shares | Cumulative Initial Effect of Deferred Income Taxes | Cumulative Effect of Restatement | Adjustment of Additional Liability for Employee Retirement Obligations | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balances, January 1, 2002 | $ 622,564 | $ 1,601,772 | $ 440,472 | $ (569,035) | $ 141,563 | $ 80,224 | $ (719,746) | $ - | $ 1,597,814 |
| Consolidated comprehensive loss | - | - | - | (266,897) | - | - | 62,211 | (1,248) | (205,934) |
| Balances, December 31, 2002 | 622,564 | 1,601,772 | 440,472 | (835,932) | 141,563 | 80,224 | (657,535) | (1,248) | 1,391,880 |
| Consolidated comprehensive loss | - | - | - | (252,018) | - | - | 51,485 | - | (200,533) |
| Balances, December 31, 2003 | $ 622,564 | $ 1,601,772 | $ 440,472 | $ (1,087,950) | $ 141,563 | $ 80,224 | $ (606,050) | $ (1,248) | $ 1,191,347 |

See accompanying notes to consolidated financial statements.

**Grupo Minsa, S.A. de C.V. and Subsidiaries**
**(A Subsidiary of Promotora Empresarial de Occidente, S.A. de C.V.)**

# Consolidated statements of changes in financial position

**For the years ended December 31, 2003 and 2002**
**(In thousands of Mexican pesos of purchasing power of December 31, 2003)**

| | 2003 | 2002 |
|---|---|---|
| Operating activities: | | |
| Net loss | $ (252,018) | $ (266,897) |
| Items which did not require (generate) resources- | | |
| Depreciation and amortization | 155,903 | 146,551 |
| Deferred income taxes | 29,135 | (41,352) |
| Net cost of employee obligations for the year | 596 | 596 |
| | (66,384) | (161,102) |
| Change in working capital- | | |
| (Increase) decrease in- | | |
| Notes and accounts receivable, net | 4,072 | 3,080 |
| Accounts receivable from related parties | (32,771) | 37,197 |
| Inventories, net | 228,051 | (186,490) |
| Prepaid expenses | (7,197) | (728) |
| Current assets of discontinued operations | - | 27,825 |
| Increase (decrease) in- | | |
| Notes and accounts payable to suppliers | (6,071) | 1,057 |
| Accounts payable to related parties | (153,888) | 191,594 |
| Other payables and accrued liabilities | (1,886) | (24,920) |
| Employee retirement obligations | (296) | 417 |
| Current liabilities of discontinued operations | - | (27,057) |
| | 30,014 | 21,975 |
| Net resources used in operating activities | (36,370) | (139,127) |
| Financing activities: | | |
| Bank loans | (16,064) | 109,729 |
| Net resources (used in) generated by financing activities | (16,064) | 109,729 |
| Investing activities: | | |
| Account receivable from Mexican Treasury Department | 92,237 | 5,258 |
| Additions to property, plant and equipment, net | (12,429) | (77,761) |
| Other assets | (5,157) | 19,608 |
| Deferred income taxes | (13,045) | 6,887 |
| Discontinued operations | - | 82,886 |
| Net resources generated by investing activities | 61,606 | 36,878 |
| Cash and temporary investments: | | |
| Increase in cash | 9,172 | 7,480 |
| Balances at the beginning of the year | 58,996 | 51,516 |
| Balances at the end of the year | $ 68,168 | $ 58,996 |

See accompanying notes to consolidated financial statements.

# Notes to consolidated financial statements

**For the years ended December 31, 2003 and 2002**
**(In thousands of Mexican pesos of purchasing power of December 31, 2003)**

## 1. Activities and significant events

*Activities* - Grupo Minsa, S.A. de C.V. and subsidiaries (the "Company" or "Grupo Minsa") is a subsidiary of Promotora Empresarial de Occidente, S.A. de C.V. ("PEO"), and its main activity is to act as the holding company for a group of companies engaged in the production and sales of nixtamalized corn flour and the right to use the "Minsa" trademark.

*Significant events* -

i. As of December 31,2002, the Company and certain of its subsidiaries executed an agreement (the Agreement) to make installment payments totaling $ 31,405 to settle certain federal taxes with the Treasury Department (SHCP).

To settle the payment obligations contained in the Agreement, Almacenadora Mercader, S.A. ("Almer", a related company), agreed to transfer certain of its properties to the SHCP in order to settle the obligations.

The Company recorded a special item of $24,609 in the year ended December 31, 2003, which is the difference between carrying amount of the properties transferred by Almer and the value which the SHCP awarded for the aforementioned properties.

As consideration for settlement of the Company's liability to Almer, the Company irrevocably assigned to Almer the amounts accrued related to the contractual dispute with the SHCP, as described in Note 7.

ii. On April 23, 2003, the Company concluded the restructuring of its bank loans, and signed two new loan agreements to refinance the bank loans already contracted. (See Note 11).

## 2. Basis of presentation

a. *Consolidation of financial statements* - The consolidated financial statements include those of Grupo Minsa and its subsidiaries. Share ownership percentages in the subsidiaries' capital stock are shown below. Intercompany balances and transactions have been eliminated in these consolidated financial statements.

The Company's subsidiaries are:

| | % of Ownership |
|---|---|
| Minsa, S.A. de C.V. (Minsa) | 99.99 |
| Minsa Corporation, Inc. (Minsa Corporation) | 100.00 |
| Maíz Industrializado de Centroamérica, S.A. (Minsa Centroamérica) | 100.00 |
| Servicios Corporativos Minsa, S.A. de C.V. | 99.99 |
| Operadora Minsa, S.A. de C.V. | 99.99 |
| Servicios Administrativos Minsa, S.A. de C.V. | 99.99 |
| Maíz Industrializado del Sureste, S.A. de C.V. | 99.99 |
| Maíz Industrializado del Occidente, S.A. de C.V. | 99.99 |
| Maíz Industrializado del Golfo, S.A. de C.V. | 99.99 |
| Maíz Industrializado del Norte, S.A. de C.V. | 99.99 |
| Servicios la Fábrica, S.A. de C.V. | 99.99 |

On November 30, 2003 Minsa merged with Maíz Industrializado del Noreste, S.A. de C.V. with the merger going into effect for accounting and tax purposes at such date. Accordingly, as of that date Maíz Industrializado del Noreste, S.A. de C.V. ceased to exist as a legal entity.

The equity in results of operations and changes in equity of the subsidiaries sold during the year 2002 (Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., La Fábrica de la Tortilla, S.A. de C.V. and La Maquinaria de la Tortilla, S.A. de C.V.) were included in the financial statements through the date on which the transactions were carried out and are restated in terms of the purchasing power of the Mexican peso as of the latest year presented.

b. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of the foreign subsidiaries, Minsa Corporation and Minsa Centroamérica, whose operations are an integral part of the Company, the foreign currency financial statements are remeasured into Mexican pesos with the resulting translation gain or loss included in integral financing cost within the consolidated statements of operations. For remeasurement purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for monetary assets and liabilities (ii) the historical exchange rate for nonmonetary assets and liabilities (iii) the exchange rate in effect at the date the contributions were made for common stock (iv) the average exchange rate of each month and restated at yearend for revenues and expenses. The resulting translated Mexican peso amounts are then restated to Mexican pesos of purchasing power of the most recent balance sheet date presented using the National Consumer Price Index (NCPI). The effects of the translation which are not significant, are included in the statement of income as part of the exchange gain or loss in the integral financing result.

c. ***Comprehensive loss*** - Comprehensive loss presented in the accompanying consolidated statement of changes in stockholders' equity is comprised of the net loss of the year, plus other comprehensive income (loss) items of the same period which, in accordance with accounting principles generally accepted in Mexico ("MEXGAAP"), are recorded directly in stockholders' equity without affecting the consolidated statements of operations. In 2003 and 2002, other comprehensive income (loss) items includes the restatement effect of the year and, in 2002, the adjustment of the additional liability for employee retirement obligations.

d. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

## 3. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the consolidated financial statements and to make the disclosures required for inclusion therein. Although actual result may differ from those estimates management believes that estimates and assumptions used were appropriate in the circumstances. The significant accounting policies of the Company are as follows:

a. *New accounting policies* - Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-8, "Intangible Assets" ("C-8"), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, under the former Bulletin C-8 will continue to be amortized according to the provisions of that Bulletin. During the year ended December 31, 2003, the adoption of bulletin C-8 did not have any effect on the Company's financial position, cash flows, or results of operations.

   Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. During the year ended December 31, 2003, the effect of the adoption of bulletin C-9 did not have any effect on the Company's financial position, cash flows, or results of operations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior year. Consequently the consolidated financial statements are comparable, being expressed in constant pesos.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus accrued yields, or market value.

d. ***Inventories and cost of sales*** - Inventories are originally recorded at acquisition or production cost and restated to the their specific net replacement cost without exceeding net realizable value. Cost of sales is restated using replacement cost at the time of the sale.

e. ***Property, plant and equipment*** - Property, plant and equipment are initially recorded at acquisition cost and restated using the NCPI. For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated using straight line method based in assets remaining useful life.

f. ***Registered trademarks*** - This item is recorded at acquisition cost and is restated by applying factors derived from the NCPI. Amortization is calculated by the straight-line method over 20 years. Accumulated amortization as of December 31, 2003 and 2002 was $264,248 and $241,073, respectively, and the charges to results were $29,220 and $26,311 for the years ended December 31, 2003 and 2002, respectively.

g. ***Other assets*** - Other assets are recorded at acquisition cost and restated using the NCPI. Amortization is calculated using the straight-line method. Investments in shares are stated at market value.

h. *Financial instruments* - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

i. *Employee retirement obligations* - Seniority premiums payments is recognized as costs as earned by the employees, based on calculations by independent actuaries using the projected unit credit method using real interest rates. Consequently, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the companies' employees. Severance is charged to results when the liability is determined to be payable.

j. *Provisions* - Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

k. *Income tax, asset tax and employee statutory profit-sharing* - Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred ISR assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The asset tax paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented on the balance sheet with deferred ISR.

l. *Foreign currency balances and transactions* - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of integral financing cost in the consolidated statements of operations.

m. *Cumulative effect of restatement* - The insufficiency in the restatement of stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain (loss) from holding nonmonetary assets, which resulted from restating certain nonmonetary assets above (below) inflation, less the related deferred income tax effect.

n. *Revenue recognition* - Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders and the customer assumes responsibility for them.

o. *Monetary position (gain) loss* - The monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains and losses result from maintaining a net monetary liability or asset position, respectively.

p. *Loss per share* - Basic loss per share is calculated by dividing the consolidated net loss by the weighted average number of shares outstanding during the year.

## 4. Cash and temporary investments

| | 2003 | 2002 |
|---|---|---|
| Cash | $ 45,149 | $ 28,350 |
| Temporary investments | 23,019 | 30,646 |
| | $ 68,168 | $ 58,996 |

## 5. Accounts and notes receivable

| | 2003 | 2002 |
|---|---|---|
| Customers | $ 199,857 | $ 288,648 |
| Allowance for doubtful accounts | (16,518) | (98,949) |
| | 183,339 | 189,699 |
| Creditable value-added taxes | 65,418 | 71,338 |
| Other recoverable taxes | 17,742 | 10,435 |
| Other accounts receivable | 2,223 | 1,322 |
| | $ 268,722 | $ 272,794 |

## 6. Inventories

| | 2003 | 2002 |
|---|---|---|
| Finished goods | $ 36,779 | $ 29,460 |
| Work in process | 4,032 | 2,970 |
| Raw materials | 24,380 | 26,617 |
| Spare parts | 9,388 | 7,691 |
| | 74,579 | 66,738 |
| Advances to suppliers | 1,426 | 3,903 |
| Merchandise-in-transit | 406 | 237,817 |
| | $ 76,411 | $ 308,458 |

## 7. Account receivable from the Mexican treasury department

Pursuant to the sales agreement executed between Comercializadora México de Occidente, S.A. de C.V. (a company merged with Grupo Minsa in 1999, with the latter surviving as the merging company) and Promotora Empresarial de Occidente, S.A. de C.V. (PEO) for the acquisition of Almacenadora Mercader, S.A. de C.V. (Almer), the Company filed in the proper time and form with the General Administration of Insurance and Securities (DGSV) of the Mexican Treasury Department (SHCP), a claim for $107,042 resulting from discrepancies in assets and liabilities recorded for accounting purposes and actual amounts which resulted in the aforementioned amount receivable being recorded by the Company.

This claim release to the existence of sundry debts of Almer during its affiliation to the Federal Government, from which certain payment due dates are derived. In a letter dated September 11, 2000, Grupo Minsa and Almer claimed payment of the aforementioned debt from a competent District Judge, who subsequently ruled against Grupo Minsa.

On November 30, 2003, the Company irrevocably assigned to Almer the collection right for this amount receivable as compensation for the payments that Almer made on behalf of the Company. (See Note 15c.).

The detail of the initial accrued amounts receivable and the reduction of the accrued balances are presented below for the years ended December 31, 2003 and 2002.

| | 2003 | 2002 | |
|---|---|---|---|
| Differences in pension plan valuations | $ 67,540 | $ 70,221 | |
| Differenced between amounts recorded in the accounting records and the actual liability for pension obligations and seniority premiums | 16,309 | 16,956 | |
| Nonexistent assets recorded for accounting purposes | 6,111 | 6,354 | |
| Liability for missing goods, delays and differences from and to National Popular Subsistence Commission for fiscal year 1999 | 12,995 | 13,511 | |
| | 102,955 | 107,042 | |
| Interest Receivable | 25,419 | 26,428 | |
| | 128,374 | 133,470 | |
| Amounts payable to minority interest | (20,553) | (21,369) | |
| Collections received | (19,106) | (19,864) | (*) |
| Assignment of amounts receivable to Almer | (69,430) | - | |
| Allowance for doubtful accounts | (19,285) | - | |
| | $ - | $ 92,237 | |

(*) In official letter 366-III-A-6109 dated November 26, 1999, the SHCP authorized payment of $19,864 to the Company, which amount was deposited in Grupo Minsa on December 13, 1999.

## 8. Property, plant and equipment

| | Annual depreciation Rates | 2003 | 2002 |
|---|---|---|---|
| Buildings and installations | 3.04% | $ 636,794 | $ 630,390 |
| Machinery and equipment | 5.08% | 1,270,172 | 1,199,924 |
| Vehicles | 16.62% | 42,148 | 44,128 |
| Computers | 14.46% | 76,079 | 74,546 |
| Furniture and fixtures | 9.50% | 44,847 | 43,982 |
| | | 2,070,040 | 1,992,970 |
| Accumulated depreciation | | (697,588) | (582,109) |
| | | 1,372,452 | 1,410,861 |
| Land | | 165,870 | 161,828 |
| Construction-in-process | | 11,772 | 9,657 |
| | | $ 1,550,094 | $ 1,582,346 |

Property, plant and equipment guarantee certain long-term bank debts (see Note 11). Real property in the amount of $37,316 has been identified as idle assets, available for sale.

## 9. Other assets

| | 2003 | 2002 |
|---|---|---|
| Preoperating and installation expenses | $ 148,830 | $ 153,521 |
| Consultation services | 35,618 | 45,123 |
| Goodwill recorded in Minsa Corporation | 20,585 | 19,448 |
| Software and licenses | 39,810 | 46,277 |
| Other assets | 8,438 | 219 |
| | 253,281 | 264,588 |
| Accumulated amortization | (196,966) | (186,474) |
| | 56,315 | 78,114 |
| Investment in shares | 4,535 | 4,716 |
| | $ 60,850 | $ 82,830 |

## 10. Other payables and accrued liabilities

| | 2003 | 2002 |
|---|---|---|
| Taxes payable | $ 19,619 | $ 40,909 |
| Notes payable | 9,707 | 10,612 |
| Other debtors | 34,609 | 26,904 |
| Interest payable | 12,384 | - |
| Other accounts payable | 6,186 | 5,966 |
| | $ 82,505 | $ 84,391 |

## 11. Long-term debt

| Institution | 2003 Maturity | 2003 Interest rate | 2003 Amount | 2002 Maturity | 2002 Interest rate | 2002 Amount |
|---|---|---|---|---|---|---|
| Current: | | | | | | |
| BBVA Bancomer, S.A. (denominated in Mexican pesos) | 15-Dec-04 | TIIE + 1.875 a 3% | $ 17,386 | 15-Dec-03 | TIIE + 1.875 to 3% | $ 8,789 |
| Comerica Bank México, S.A. (denominated in Mexican pesos) | 15-Dec-04 | TIIE + 1.875 a 3% | 4,913 | 15-Dec-03 | TIIE + 1.875 to 3% | 2,706 |
| Rabobank International (denominated in U.S. dollars) | 15-Dec-04 | LIBOR + 1.875 a 3% | 29,071 | 15-Dec-03 | LIBOR + 1.875 to 3% | 23,089 |
| Oldham Holdings, Inc. (formerly Ecoban Finance Limited) (denominated in U.S. dollars) | 15-Dec-04 | LIBOR + 1.875 a 3% | 7,649 | 15-Dec-03 | LIBOR + 1.875 to 3% | 3,623 |
| International Finance Corporation (IFC) (denominated in U.S. dollars) | 15-Dec-04 | LIBOR + 1.875 a 3% | 30,174 | 15-Dec-03 | LIBOR + 1.875 to 3% | 18,350 |
| Other | | | 2,608 | | | 4,547 |
| | | | $ 91,801 | | | $ 61,104 |
| Long term: | | | | | | |
| BBVA Bancomer, S.A. (denominated in Mexican pesos) | 15-Dec-07 | TIIE + 1.875 to 3% | $ 175,888 | 15-Dec-07 | TIIE + 1.875 to 3% | 194,407 |
| Comerica Bank México, S.A. (denominated in Mexican pesos) | 15-Dec-07 | TIIE + 1.875 to 3% | 50,127 | 15-Dec-07 | TIIE + 1.875 to 3% | 54,770 |
| Rabobank International (denominated in U.S. dollars) | 15-Dec-07 | LIBOR + 1.875 to 3% | 310,161 | 15-Dec-07 | LIBOR + 1.875 to 3% | 321,985 |
| Oldham Holdings, Inc. (formerly Ecoban Finance Limited) (denominated in U.S. dollars) | 15-Dec-07 | LIBOR + 1.875 to 3% | 77,384 | 15-Dec-07 | LIBOR + 1.875 to 3% | 80,138 |
| International Finance Corporation (IFC) (denominated in U.S. dollars) | 15-Dec-07 | LIBOR + 1.875 to 3% | 312,196 | 15-Dec-07 | LIBOR + 1.875 to 3% | 324,403 |
| Other | Various | 7.57% | 3,250 | | | 64 |
| | | | $ 929,006 | | | $ 975,767 |

As of December 31, 2003 and 2002, the three-month LIBOR rate was 1.46% and 1.38%, respectively, and the Mexican Interbank Interest Rate (TIIE) rate was 8.00% and 7.90%, respectively.

On April 23, 2003 the Company concluded the process of restructuring its bank loans with creditors Coöperative Centrale Raiffeisen-Boerenleenbak, BA "Rabobank International", Oldham Holdings, Inc., (formerly Ecoban Finance Ltd.) BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Comerica Bank México, S.A Institución de Banca Múltiple and International Finance Corporation by entering into an agreement with the following terms:

The two financing contracts are signed by Grupo Minsa, S.A. de C.V. and guaranteed by its subsidiaries in Mexico, the United States of America and Guatemala.

The loans contracted for $230 million and US$66.41 million, plus the respective accrued interest, and part of the restructuring cost and fees, capitalized in their respective currencies, will be maintained in the currency in which they were contracted. The total restructured amount was equivalent to US$95.8

The loans agreements provide for total loan amount US$66.4 million ($744 million in Mexican pesos) and $230 millions Mexican pesos.

Annual principal repayments were established for the amounts and dates indicated below:

December 15, 2003 US $4 million
December 15, 2004 US $8 million
December 15, 2005 US $10 million
December 15, 2006 US $12 million
December 15, 2007 US $14 million

To pay the remaining principal balance of US$48 million ($538 million Mexican pesos) a methodology was established to allow payment on May 15 each year of the equivalent of 75% of excess cash flow as defined by agreement, if insufficient cash flows are generated, the remaining principal balance will mature on December 15, 2007.

To comply with the terms of the restructured loans, the stockholders are committed to increase capital stock by the equivalent of US$2 million ($22 million in Mexican pesos) a year from 2003 through 2007.

The proceeds from the sale of unproductive assets defined in the contract (book value of $37,316) will be allocated to service the debt, by applying the payment to creditors in proportion to their respective participation in the above described loans.

Interest is payable quarterly. The interest rate for loans denominated in pesos will be the 28 day Mexican Interbank Interest Rate (TIIE), the interest rate for loans denominated in US dollars it will be based upon three-month LIBOR rate. The base interest rate of these loans will be increased by additional interest ranging from 1.875% to 5.75% over the term of the agreement. The additional interest payment is dependent upon the Company's cash flows over operating margin as defined by the agreements.

The agreement stipulate that certain covenants including, retention of control of the Company by the current shareholders, a restriction on payment dividends, additional financing, restriction on sales accounts receivable (except for sales to government agencies) and, adequate insurance coverage must be taken out for the fixed assets, with which the loan is being secured.

Certain financial ratios were established, which must be fulfilled, such as:

- A ratio of current assets to current liabilities of not less than 1.50 must be maintained.
- Operating profit plus depreciation and amortization must not less than $110 million for the year 2003, $160 million for the year 2004 and must increase to reach $220 million in 2007.
- Stockholders' equity cannot be less than $930 million as of December 31, 2003.
- A consolidated interest service ratio during the entire term of not less than 1.00 of operating profit plus depreciation and amortization to interest expense plus shot-term maturities of bank loans and tax payments, together with certain other items must be maintained.

As of December 31, 2003 the aforementioned obligations and restrictions have been fulfilled, or the respective waivers have been obtained.

Maturities of bank loans as of December 31,2003 and 2002 are as follows:

| | Mexican pesos equivalent | | | |
|---|---|---|---|---|
| | | 2003 | | 2002 |
| 2004 | $ | - | $ | 86,244 |
| 2005 | | 112,389 | | 107,726 |
| 2006 | | 162,563 | | 129,272 |
| 2007 | | 653,654 | | 652,525 |
| 2008 | | 400 | | - |
| | $ | 929,006 | $ | 975,767 |

## 12. Employee retirement obligations

The employee benefit obligation relates to the seniority premium that will cover those benefits upon retirement. The amount of the pension liability and periodic annual cost are being calculated using the projected unit credit method and by an independent actuary.

The amount of the pension liability is as follow:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Projected benefit obligation (PBO) | $ | 2,558 | $ | 2,265 |
| Unrecognized net transition asset | | (6) | | (47) |
| Unrecognized variances in assumptions | | (1,822) | | (1,840) |
| Additional liability | | 1,830 | | 1,882 |
| Net projected liability | $ | 2,560 | $ | 2,260 |

As of December 31, 2003 and 2002, the amount for the accumulated services obligation (ABO) (equal to the PBO without projecting wages at the retirement date) exceeds the amount of the liability by $1,830 and $1,882 respectively, for which reason this amount was recognized as an additional liability. Given that there is no transition liability, such excess was recorded net of taxes in a total amount of $1,248, in the "Adjustment to the additional liability for employee retirement obligations" account in stockholders' equity.

Net periodic pension cost is as follows:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Service cost | $ | 323 | $ | 323 |
| Interest cost | | 117 | | 143 |
| Amortization of transition asset | | 44 | | 44 |
| Amortization of variances in assumptions | | 112 | | 86 |
| Net periodic cost | $ | 596 | $ | 596 |

The real rates used in calculations of the actuarial present value during 2003 and 2002, are as follows:

| | |
|---|---|
| Interest rate | 5.5% |
| Salary increase rate | 2.5% |

## 13. Stockholders' equity

As of December 31, 2003 and 2002, common stock consists of the following:

| | Number of Shares | Outstanding Shares | Total Pesos |
|---|---|---|---|
| Fixed capital- | | | |
| Nominative no-par value Series "B", Class I shares, with no subscription restrictions, with voting rights | 65,070,925 | 65,070,925 | $ 258,608 |
| Variable capital- | | | |
| Nominative no-par value Series "B", Class II, with no subscription restrictions, with voting rights | 105,049,000 | 90,570,124 | 363,956 |
| | | | $ 622,564 |

As established in the bank loan agreements, the Company cannot reduce its capital or pay dividends.

On December 15, 2003, Grupo Empresarial G, S.A. de C.V. ("Grupo G") funded the Company in the amount of US $2 million, as part of the obligations which the bank loans impose on the shareholders (see Note 15). Such contribution must be ratified at a Stockholders' Ordinary General Meeting to be held in 2004.

Legal reserve may not be distributed to stockholders during the existence of the Company, except in the form of stock dividend. As of December 31, 2003 and 2002, the legal reserve of the Company is $15,086 (at nominal value) and is included in accumulated deficit.

## 14. Foreign currency position and transactions

a. The foreign currency position at the end of 2003 and 2002 excluding the foreign subsidiaries consists of the following:

| | Thousands of US Dollars | |
|---|---|---|
| | 2003 | 2002 |
| Current assets | 33 | 72 |
| Current liabilities | (6,669) | (4,815) |
| Long term | (62,478) | (71,624) |
| | (69,114) | (76,439) |
| Monetary liability position – net | (69,081) | (76,367) |

b. Nonmonetary assets of foreign origin excluding the foreign subsidiaries at December 31, 2003 and 2002 are as follows:

| | Thousands of US Dollars | |
|---|---|---|
| | 2003 | 2002 |
| Machinery and equipment | 23,951 | 26,000 |

c. Significant transactions in foreign currency are as follows:

| | Thousands of US Dollars | |
|---|---|---|
| | 2003 | 2002 |
| Interest expense | 3,214 | 1,689 |
| Purchases | - | 3,814 |

d. The exchange rates in effect at the dates of the balance sheets and of issuance of the consolidated financial statements were as follows:

| | December 31, 2003 | December 31, 2002 | March 26, 2004 |
|---|---|---|---|
| Pesos per US dollar | $ 11.1998 | $ 10.3613 | $ 11.0130 |

e. The Company has one subsidiary in the United States of America and another in Guatemala. The combined financial information of these subsidiaries is as follows:

| | Thousands of US Dollars | |
|---|---|---|
| | 2003 | 2002 |
| Inventories | 3,672 | 3,999 |
| Other current assets | 8,600 | 8,882 |
| Short- term liabilities | (5,267) | (5,577) |
| Working capital, net | 7,005 | 7,304 |
| Property, plant and equipment, net | 15,367 | 15,310 |
| Other assets | 1,335 | 1,313 |
| Long-term liabilities | (1,952) | (1,285) |
| Stockholders´ equity | 21,755 | 22,642 |
| Sales | 39,007 | 40,658 |
| Cost of sales | (31,785) | (28,885) |
| | 7,222 | 11,773 |
| Operating expenses, net | (7,553) | (9,822) |
| Net integral financial cost | 29 | (143) |
| Net income (loss) | (302) | 1,808 |

## 15. Balances and transactions with related parties

a. The Company had the following transactions with related parties.

| | 2003 | 2002 |
|---|---|---|
| Income- | | |
| Administrative services | $ 15,128 | $ 21,047 |
| Income on sale of subsidiaries | $ - | $ 5,405 |

| | 2003 | 2002 |
|---|---|---|
| Expenses- | | |
| Corn purchases | $ 762,454 | $ 848,072 |
| Administrative services | $ 4,274 | $ 6,745 |
| Interest | $ 2,667 | $ - |
| Storage services | $ 1,321 | $ 2,446 |
| Other | $ - | $ 734 |

Transactions with related parties are carried out at market values in the normal course of business.

b. Balances receivable and payable with related parties are as follows:

| | 2003 | 2002 |
|---|---|---|
| Receivable- | | |
| Almacenadora Mercader, S.A. | $ 14,106 | $ 17,452 |
| Fomento e Ingeniería en Comercialización, S.A. de C.V. | 38,317 | - |
| Comercializadora de Productos de Maíz y Derivados, S.A. de C.V. | - | 1,836 |
| La Maquinaria de la Tortilla, S.A. de C.V. | - | 364 |
| | $ 52,423 | $ 19,652 |
| Payable- | | |
| Grupo Empresarial G, S.A. de C.V. | $ 40,486 | $ 12,927 |
| Hicks, Muse, Tate and Furst, Inc. | 4,153 | - |
| Fomento e Ingeniería en Comercialización, S.A. de C.V. | - | 185,600 |
| | $ 44,639 | $ 198,527 |

c. As of December 31, 2002, the Company and some of its subsidiaries have agreed by virtue of the Agreement to repay $ 31,405 to settle certain federal taxes with the Treasury Department (SHCP). .

To execute the payment terms of the agreement, Almacenadora Mercader, S.A. ("Almer", a related company) agreed that it would transfer certain of its properties to the SHCP in payment The agreement with Almer established that the value of the properties would be the book value recorded in Almer or, as the case may be, a higher value if the SHCP award amount was above book value, but not below such value.

The SHCP assigned the value of such properties at 50% of their commercial value, because there were no offers in a public auction.

The difference between Almer's book value of $49,340 and the SHCP's assigned value of $24,731 was recorded as a special item in the statement of operations for the amount of $24,609 and offset by the amounts receivable from SHCP's (See Notes 7 and 19).

As consideration the Company irrevocably assigned to Almer the collection right of the account receivable with SHCP indicated in Note 7, which consists of the aforementioned $49,340 and $20,090 of the balance payable to Almer of the current account held the appraisal date.

d. As indicated in Note 13, Grupo G funded the Company the amount of US$2,000,000 as part of the obligations which the bank loans impose on the shareholders. Grupo G is the parent company of Promotora Empresarial de Occidente, S.A. de C.V.

## 16. Commitments and contingencies

***Purchase commitments*** - As of December 31, 2003 Minsa Corporation (a subsidiary of Grupo Minsa) had contractual purchase commitments with suppliers for 134.4 million pounds of various grade of white corn at prices ranging from US $0.057 to US $0.073 per pound and 71.4 million pounds of various grades of yellow corn at prices ranging from US $0.056 to US $0.065 per pound. These purchase commitments are for quantities included in the Company's projected corn needs in 2004

***Contingency for environmental matters*** - The operations of Minsa Corporation are subject to federal and state environmental protection regulations. Prior to the Company's purchasing of the Plant in Muleshoe, Texas, ADM Milling Co. (ADM) conducted a Phase II environmental study of the Muleshoe facility, which identified various environmental issues. Pursuant to the Purchase Agreement, the Company received indemnification from ADM, and secondarily from Azteca Milling L.P. with regard to any and all environmental liabilities that existed at the time of acquisition. Management believes that the ultimate outcome of identified matters will not have material adverse effect on the Company's financial position or results of operations.

***Lawsuits and litigation*** - Certain subsidiaries are engaged in lawsuits as the defendant or plaintiff, in the normal course of business. Such lawsuits involve uncertainty and, in certain cases, the courts may finally rule against the companies. While it is impossible to determine the amounts involved in these pending lawsuits, management believes that any resulting liability would not materially affect the financial position or result of operations of the companies.

## 17. Income taxes, tax on assets and employee statutory profit-sharing

The companies are subject to income taxes (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices, and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the result from monetary position. ISR is calculated in terms of currency when the transactions occurred and not in terms of currency as of the end of the year. Until 2002, the income tax rate was 35%, with the obligation, through that date, to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a short-term liability.

The ISR rate was 35% in 2002 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

As of December 31, 2003, certain subsidiary companies had tax loss carryforwards for ISR purposes and recoverable IMPAC, indexed through December 31, 2003, which will be further indexed for inflation through the year in which they are applied or recovered, as follows:

| Expiration | | Restated Tax Loss Carryforwards | | Recoverable Asset Taxes |
|---|---|---|---|---|
| 2004 | $ | 13,834 | $ | - |
| 2005 | | - | | - |
| 2006 | | - | | - |
| 2007 | | 102,303 | | - |
| 2008 | | 69,827 | | - |
| 2009 | | 40,909 | | - |
| 2010 | | 270,584 | | - |
| 2011 | | 130,659 | | - |
| 2012 | | 131,514 | | 1,003 |
| 2013 | | 319,833 | | 318 |
| | $ | 1,079,463 | $ | 1,321 |

Income tax expense (benefit) consists of the following:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Income tax: | | | | |
| Deferred | $ | (40,780) | $ | (54,370) |
| Deferred income tax effect due to reduction of rates | | 2,833 | | 12,015 |
| Valuation provision for tax loss carryforwards and asset tax | | 67,082 | | 1,003 |
| | $ | 29,135 | $ | (41,352) |

The deferred ISR effect from the reduction in the 2003 and 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various rates applicable beginning in 2004 were applied to the temporary differences based on their estimated reversal date.

The reconciliation of the statutory and effective ISR rates expressed as a percentage of loss from continuing operations before provision for income taxes for the years ended December 31, 2003 and 2002 is as follows:

| | 2003 | 2002 |
|---|---|---|
| Statutory rate | 34% | 35% |
| Add (less) the effect of permanent differences: | | |
| Nondeductible expenses | (19%) | (12%) |
| Valuation provision for tax loss carryforwards and asset tax | (30%) | - |
| Effects of inflation | 3% | 4% |
| Effect of change in statutory rate on deferred ISR | (1%) | (6%) |
| Effective rate | (13)% | 21% |

***Deferred income taxes***- The tax effects of the temporary differences that generated deferred tax liabilities (assets), are the following:

| | 2003 | 2002 |
|---|---|---|
| Property, plant and equipment | $ (122,244) | $ (104,470) |
| Inventories | (11,552) | (9,508) |
| Merchandise-in-transit | - | (80,755) |
| Trademarks and other assets | (78,172) | (81,943) |
| Reserves | 11,687 | 8,428 |
| Tax loss carryforwards | 351,250 | 368,632 |
| Recoverable asset tax | 1,321 | 1,003 |
| Other | - | (89) |
| Valuation provision for tax loss carryforwards and asset tax | (67,082) | - |
| | $ 85,208 | $ 101,298 |

## 18. Discontinued operations

Beginning in 2001, Grupo Minsa, together with its subsidiaries, began a program to restructure and reorganize each of its businesses, making significant changes in its strategy and administrative structure for the purpose of improving the Company's position in the corn flour market, so as to maximize and stabilize cash flows and strengthen its financial position

As part of this program it was decided to concentrate the Company's efforts in its core business, which is corn flour, and eliminate non-strategic operations which do not meet the financial yield objectives set by the Company by taking away economic and other resources from the Company's priority activities. Consequently, the Company decided to withdraw from the consumer products market and on December 31, 2002 it sold the assets and trademarks of its subsidiaries Comercializadora de Productos de Maíz y Derivados, S.A. de C.V., La Fabrica de la Tortilla, S.A. de C.V. and La Maquinaria de la Tortilla, S.A. de C.V.

Given that these items do not form part of the normal operations of the subsidiaries of Grupo Minsa, they are presented as a discontinued operation in the balance sheet and consolidated statement of operations, as shown below:

| | |
|---|---|
| Revenues from discontinued operations | $ 41,735 |
| Costs and expenses | (85,184) |
| Net integral financing result | 5,600 |
| Write-off of assets and other items | (21,272) |
| Current and deferred income tax | (55,862) |
| Net loss from discontinued operations | $ (114,983) |

## 19. Analysis of special items

| | 2003 | 2002 |
|---|---|---|
| Bank debt restructuring expenses | $ 28,380 | $ 54,359 |
| Loss from dation in payment | 24,609 | - |
| Allowance for doubtful accounts (SHCP) | 19,285 | - |
| Gain from sale of shares | - | (5,405) |

| $ 72,274 | $ 48,954 |
|---|---|

## 20. Financial instruments

Minsa Corporation has executed several hedge contracts worth US$ 595,000 to protect against volatility in the price of natural gas as of December 31, 2003. The fair value of such contracts was recorded as a current asset of $ 44.5 in the balance sheet as of December 31, 2003. These options have different maturity dates, mainly during the first quarter of 2004. The net loss recorded for this transaction as of December 31, 2003 was $168. The decline in the fair market value was recorded in cost of sales, because derivatives are not considered as hedges for accounting purposes.

Minsa Corporation has executed futures contracts to protect against volatility in the price of corn. The fair value of current corn futures contracts recorded in the statement of operations as of December 31, 2002 was a liability of US $ 253,750. This is the amount which the Company would have had to pay to third parties if these derivative financial instruments had been settled at the year end . The decline in fair market value has been recorded in cost of sales, because derivative financial instruments are not considered as hedges for accounting purposes. As of December 31, 2002, the Company has to maintain a margin deposit of US$446,524 for open corn futures contracts. During the years 2003 and 2002, gains (losses) were recorded in cost of sales for $ 965 and ($ 2,842), respectively.

Pending corn futures contracts as of December 31, 2002 are as follows:

| Date of Contract | Number of Bushels | Future Price/ Bushel (US Dollars) | Fair Value (US Dollars) |
|---|---|---|---|
| October 14, 2002 | 500,000 | 2.5325 | (87,500) |
| October 14, 2002 | 500,000 | 2.5350 | (88,750) |
| November 8, 2002 | 1,200,000 | 2.4350 | (77,500) |
| | | | (253,750) |

The market price of corn as of December 31, 2003, was 2.3575 per bushel. All contracts above expired in 2003.

## 21. New accounting principles

In March 2003, the Instituto Mexicano de Contadores Públicos ("IMCP") (Mexican Institute of Publics Accountants) issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company believes that the application of Bulletin C-15 as of January 1, 2004 will require a write-off of the value of certain intangibles and machinery for approximately $ 330,000. Additionally, it estimates that the charge to results would result in breach of a restrictive covenant established for the bank loans mentioned in Note 11 to the consolidated financial statements, which requires maintaining stockholders' equity of not lower than $930,000. The Company is negotiating an adjustment to the aforementioned financial ratio, which was agreed when MEX GAAP did not require the discounting of effective cash flows at their present value to determine the impairment of long lived assets in use.

In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Since the Company has not issued financial instruments of a debt or equity nature, management believes this new accounting principle will not have significant effects on its financial situation and results of operations.

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